
05047075

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, March 9, 2005, Series 2005-HE2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-119047
SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)


PROCESSED
MAR 15 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.

By: Doris J. Hearn
Name: Doris J. Hearn
Title: Vice President

By: Evelyn Echevarria
Name: Evelyn Echevarria
Title: Vice President

Dated: March 10, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$1,189,048,000 *(Approximate)*

Home Equity Loan Trust

Series 2005-HE2

Ace Securities Corp
(Depositor)

Deutsche Bank

March 9, 2005

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof and supersedes any previous information delivered to you by DBSI. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED March 9, 2005

Ace Securities Corp.

Home Equity Loan Trust, Series 2005-HE2

$1,189,048,000 *(Approximate)*

Subject to 10% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window (months)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / M / F
Offered Certificates:								
A-1	680,515,000	Float	2.22	1-86	0	ACT/360	April 2035	AAA / Aaa / AAA
A-2A	167,956,000	Float	1.00	1-26	0	ACT/360	April 2035	AAA / Aaa / AAA
A-2B	52,487,000	Float	3.00	26-58	0	ACT/360	April 2035	AAA / Aaa / AAA
A-2C	39,177,000	Float	6.44	58-86	0	ACT/360	April 2035	AAA / Aaa / AAA
M-1	70,769,000	Float	5.00	43-86	0	ACT/360	April 2035	AA+ / Aa1 / AA+
M-2	39,045,000	Float	4.90	41-86	0	ACT/360	April 2035	AA / Aa2 / AA
M-3	23,793,000	Float	4.86	40-86	0	ACT/360	April 2035	AA- / Aa3 / AA-
M-4	21,353,000	Float	4.84	40-86	0	ACT/360	April 2035	A+ / A1 / A+
M-5	20,743,000	Float	4.82	39-86	0	ACT/360	April 2035	A+ / A2 / A+
M-6	18,302,000	Float	4.82	38-86	0	ACT/360	April 2035	A / A3 / A
M-7	15,252,000	Float	4.80	38-86	0	ACT/360	April 2035	BBB+ / Baa1 / A-
M-8	15,252,000	Float	4.80	38-86	0	ACT/360	April 2035	BBB+ / Baa2 / BBB+
M-9	12,202,000	Float	4.79	37-86	0	ACT/360	April 2035	BBB / Baa3 / BBB
M-10	12,202,000	Float	4.77	37-86	0	ACT/360	April 2035	BBB- / Ba2 / BBB-
Total	$1,189,048,000							
Non-Offered Certificates:								
B-1	16,472,000	Float				* Not Offered *		
B-2	7,321,000	Float				* Not Offered *		
Total Certificates	**$1,212,841,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Certificates: The Class A-1 Certificates (the "Class A-1 Certificates") and the Class A-2A, Class A-2B and Class A-2C Certificates (collectively, the "Class A-2 Certificates"; and together with the Class A-1 Certificates, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates (collectively, the "Mezzanine Certificates"); and the Class B-1 and Class B2 Certificates (the "Subordinate Certificates"). The Class A-1 Certificates are backed by conforming principal balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed rate and adjustable-rate first and second lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates are backed by the Group I Mortgage Loans and Group II Mortgage Loans (collectively, the "Mortgage Loans"). The Subordinate Certificates are backed by all of the Mortgage Loans.

Transaction Overview

Certificates (Continued): The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Subordinate Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate.

Collateral: As of the Cut-off Date, the Mortgage Loans will consist of approximately 6,553 adjustable-rate and fixed-rate, frst and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,220,163,250 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 5,599 conforming principal balance fixed and adjustable-rate Mortgage Loans totaling approximately $883,212,724 and the Group II Mortgage Loans will represent approximately 954 non-conforming principal balance fixed and adjustable-rate Mortgage Loans totaling approximately $336,950,526.

Class A Certificates: Class A-1, Class A-2A, Class A-2B and Class A-2C Certificates

Class M Certificates: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates

Subordinate Certificates: Class B-1 and Class B-2 Certificates

Depositor: Ace Securities Corp. ("Ace")

Originators:

Originator	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fremont	1,012,150,855	82.95
Other	208,012,395	17.05
Total	**$1,220,163,250**	**100.00%**

Master Servicer: Wells Fargo Bank, National Association

Servicer: Ocwen Federal Bank FSB

Trustee: HSBC Bank USA, National Association

Custodian: Wells Fargo Bank, National Association

Credit Risk Manager: The Murrayhill Company

Underwriter: Deutsche Bank Securities Inc.

Cut-off Date: March 1, 2005

Expected Pricing: Week of March 7, 2005

Expected Closing Date: On or about March 29, 2005

Record Date: The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.

Distribution Date: 25th day of each month (or the next business day if such day is not a business day) commencing in April 2005.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be (i) with respect to principal prepayments in full, the period from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date and (ii) with respect to principal prepayments in part, the calendar month immediately preceding the month in which the Distribution Date occurs.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicer and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.5165% for the Mortgage Loans.
Compensating Interest:	The Servicer will be required to cover Prepayment Interest Shortfalls on the Mortgage Loans up to the Servicing Fee.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Optional Termination:	On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than or equal to 10% of their aggregate outstanding principal balance as of the Cut-off Date, the Master Servicer may repurchase the Mortgage Loans remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.

Transaction Overview (Cont.)

Monthly Servicer Advances: The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicer and the Master Servicer are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Credit Enhancement:
1) Excess Interest;
2) Overcollateralization ("OC"); and
3) Subordination; and

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B-2 Certificates, fourth, to the Class B-1 Certificates, fifth, to the Class M-10 Certificates, sixth, to the Class M-9 Certificates, seventh, to the Class M-8 Certificates, eighth, to the Class M-7 Certificates, ninth, to the Class M-6 Certificates, tenth, to the Class M-5 Certificates, eleventh, to the Class M-4 Certificates, twelfth, to the Class M-3 Certificates, thirteenth, to the Class M-2 Certificates and fourteenth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Subordinate Certificates and the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest and such amounts will not be reinstated thereafter. However, the amount of any Realized Losses allocated to the Subordinate Certificates and the Mezzanine Certificates may be distributed to such certificates on a subordinated basis on any Distribution Date from Net Monthly Excess Cashflow, if any is available for such distribution.

Required Overcollateralization Amount: Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be approximately 0.60% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 1.20% of the aggregate principal balance of the Mortgage Loans as of the end of such Due Period, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in April 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 45.90%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(S / M / F)	Initial CE %	CE % On/After Step Down Date
A	AAA/Aaa/AAA	22.95%	45.90%
M-1	AA+/Aa1/AA+	17.15%	34.30%
M-2	AA/Aa2/AA	13.95%	27.90%
M-3	AA-/Aa3/AA-	12.00%	24.00%
M-4	A+/A1/A+	10.25%	20.50%
M-5	A+/A2/A+	8.55%	17.10%
M-6	A/A3/A	7.05%	14.10%
M-7	BBB+/Baa1/A-	5.80%	11.60%
M-8	BBB+/Baa2/BBB+	4.55%	9.10%
M-9	BBB/Baa3/BBB	3.55%	7.10%
M-10	BBB-/Ba2/BBB-	2.55%	5.10%
B-1	BB+/Ba3/BB+	1.20%	2.40%
B-2	BB/NR/BB	0.60%	1.20%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (w) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (x) with respect to the Mezzanine Certificates and the Subordinate Certificates, the Interest Distribution Amount for such Distribution Date and (y) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results

Transaction Overview (Cont.)

Net WAC Pass-Through Rate (Continued):	of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates. Subordinate Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series 2005-HE2 Certificates is limited by the related Net WAC Pass-Through Rate, such class will be entitled to the "Net WAC Rate Carryover Amount" which will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Group I Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts in respect of the Class A-1, Mezzanine and Subordinate Certificates as described herein. The Group I Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.00% the payment due will be calculated as if one-month LIBOR was 10.00%); (2) the related scheduled notional amount, which is based on the lesser of (i) the expected amortization of the Group I Mortgage Loans and (ii) the aggregate Certificate Principal Balance of the Class A-1, Mezzanine, Subordinate Certificates, and Class CE Certificates, and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360.
Group II Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts in respect of the Class A-2, Mezzanine and Subordinate Certificates as described herein. The Group II Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.00% the payment due will be calculated as if one-month LIBOR was 10.00%); (2) the related scheduled notional amount, which is based on the lesser of (i) the expected amortization of the Group II Mortgage Loans and (ii) the aggregate Certificate Principal Balance of the Class A-2, Mezzanine, Subordinate Certificates, and Class CE Certificates, and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360.

Transaction Overview (Cont.)

Available Distribution Amount:	For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicer or the Master Servicer in respect of Prepayment Interest Shortfalls for the related Due Period; and (v) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover Amounts on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates.
Class A Principal Distribution Amount:	Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately a 45.90% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage). The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates together, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date. Principal distributions to the Class A-2 Certificates will be allocated sequentially to the Class A-2A, Class A-2B, and Class A-2C, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.
Class M Principal Distribution Amount:	The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 34.30% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 27.90% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 24.00% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches approximately a 20.50% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches approximately a 17.10% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage), sixth to the Class M-6 Certificates until it reaches approximately a 14.10% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage), seventh to the Class M-7 Certificates until it reaches approximately a 11.60% Credit Enhancement Percentage (2x the Class M-7 Initial Credit Enhancement Percentage), eighth to the Class M-8 Certificates until it reaches approximately a 9.10% Credit Enhancement Percentage (2x the Class M-8 Initial Credit Enhancement Percentage), ninth to the Class M-9 Certificates until it reaches approximately a 7.10% Credit Enhancement Percentage (2x the Class M-9 Initial Credit Enhancement Percentage) and tenth to the Class M-10 Certificates until it reaches approximately a 5.10% Credit Enhancement Percentage (2x the Class M-10 Initial Credit Enhancement Percentage)

Transaction Overview (Cont.)

Class B Principal Distribution Amount: The Subordinate Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Subordinate Certificates, first to the Class B-1 Certificates until it reaches approximately a 2.40% Credit Enhancement Percentage (2x the Class B-1 Initial Credit Enhancement Percentage) and second to the Class B-2 Certificates until it reaches approximately a 1.20% Credit Enhancement Percentage (2x the Class B-2 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then to the Subordinate Certificates in their order of seniority until the Certificate Principal Balance of each such class has been reduced to zero.

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M & B	1.5 x Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 34.25% of the Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
April 2008 to March 2009	2.75%, plus 1/12th of 1.75% for each month thereafter
April 2009 to March 2010	4.50%, plus 1/12th of 0.50% for each month thereafter
April 2010 to March 2011	5.00%, plus 1/12th of 1.25% for each month thereafter
April 2011 and thereafter	6.25%

Transaction Overview (Cont.)

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest to the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date, then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates, on a sequential basis, and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Class B Certificates on a sequential basis.
2. To pay principal to the Class A Certificates in accordance with the principal payment provisions described above.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
4. To pay principal to the Subordinate Certificates in accordance with the principal payment provisions described above.
5. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
6. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
7. From excess interest, if any, to pay the Interest Carry Forward Amount on the Subordinate Certificates, on a sequential basis.
8. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates, on a sequential basis.
9. From excess interest, if any, to pay the allocated Realized Losses on the Subordinate Certificates, on a sequential basis.
10. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates in the same order of priority as described in 1 above.
11. To pay any remaining amount to the non-offered certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Group I Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
4/25/2005	NA	NA	NA
5/25/2005	861,451,000	6.733	10.000
6/25/2005	840,069,000	6.518	10.000
7/25/2005	819,052,000	6.737	10.000
8/25/2005	798,388,000	6.521	10.000
9/25/2005	778,066,000	6.523	10.000
10/25/2005	758,074,000	6.742	10.000
11/25/2005	738,404,000	6.526	10.000
12/25/2005	719,049,000	6.744	10.000
1/25/2006	700,002,000	6.528	10.000
2/25/2006	681,260,000	6.528	10.000
3/25/2006	663,014,000	7.228	10.000
4/25/2006	645,256,000	6.530	10.000
5/25/2006	627,974,000	6.748	10.000
6/25/2006	611,154,000	6.531	10.000
7/25/2006	594,783,000	6.749	10.000
8/25/2006	578,851,000	6.532	10.000
9/25/2006	563,345,000	6.532	10.000
10/25/2006	548,254,000	6.751	10.000
11/25/2006	533,566,000	6.534	10.000
12/25/2006	519,271,000	6.764	10.000
1/25/2007	505,359,000	6.555	10.000
2/25/2007	491,819,000	8.774	10.000
3/25/2007	478,717,000	9.713	10.000
4/25/2007	465,964,000	8.772	10.000
5/25/2007	453,550,000	9.063	10.000
6/25/2007	441,466,000	8.773	10.000
7/25/2007	429,703,000	9.068	10.000
8/25/2007	418,253,000	9.828	10.000
9/25/2007	407,148,000	9.826	10.000
10/25/2007	396,337,000	10.000	10.000
11/25/2007	385,813,000	9.822	10.000
12/25/2007	375,568,000	10.000	10.000
1/25/2008	365,594,000	9.826	10.000

Group II Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
4/25/2005	NA	NA	NA
5/25/2005	328,619,000	6.320	10.000
6/25/2005	320,439,000	6.120	10.000
7/25/2005	312,403,000	6.328	10.000
8/25/2005	304,506,000	6.128	10.000
9/25/2005	296,745,000	6.131	10.000
10/25/2005	289,116,000	6.338	10.000
11/25/2005	281,614,000	6.136	10.000
12/25/2005	274,236,000	6.343	10.000
1/25/2006	266,980,000	6.140	10.000
2/25/2006	259,850,000	6.142	10.000
3/25/2006	252,910,000	6.801	10.000
4/25/2006	246,154,000	6.144	10.000
5/25/2006	239,580,000	6.350	10.000
6/25/2006	233,180,000	6.147	10.000
7/25/2006	226,952,000	6.353	10.000
8/25/2006	220,890,000	6.149	10.000
9/25/2006	214,990,000	6.150	10.000
10/25/2006	209,248,000	6.357	10.000
11/25/2006	203,659,000	6.153	10.000
12/25/2006	198,219,000	6.359	10.000
1/25/2007	192,925,000	6.189	10.000
2/25/2007	187,772,000	8.140	10.000
3/25/2007	182,763,000	9.298	10.000
4/25/2007	177,887,000	8.398	10.000
5/25/2007	173,141,000	8.677	10.000
6/25/2007	168,521,000	8.397	10.000
7/25/2007	164,025,000	8.689	10.000
8/25/2007	159,649,000	9.356	10.000
9/25/2007	155,405,000	9.441	10.000
10/25/2007	151,274,000	9.755	10.000
11/25/2007	147,252,000	9.439	10.000
12/25/2007	143,337,000	9.752	10.000
1/25/2008	139,527,000	9.456	10.000

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	19.26	4.36	2.22	1.55	1.03
	First Payment Date	Apr-05	Apr-05	Apr-05	Apr-05	Apr-05
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Oct-07
A-2A	Avg Life	15.36	1.91	1.00	0.78	0.58
	First Payment Date	Apr-05	Apr-05	Apr-05	Apr-05	Apr-05
	Last Payment Date	Mar-28	Jun-09	May-07	Nov-06	Jun-06
A-2B	Avg Life	25.37	6.38	3.00	2.11	1.55
	First Payment Date	Mar-28	Jun-09	May-07	Nov-06	Jun-06
	Last Payment Date	Sep-32	Jun-14	Jan-10	Oct-07	Feb-07
A-2C	Avg Life	28.46	12.22	6.44	4.10	2.22
	First Payment Date	Sep-32	Jun-14	Jan-10	Oct-07	Feb-07
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Oct-07
M-1	Avg Life	26.71	8.89	5.00	4.92	4.05
	First Payment Date	Mar-28	Jun-09	Oct-08	Jun-09	Oct-07
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09
M-2	Avg Life	26.71	8.89	4.90	4.43	3.96
	First Payment Date	Mar-28	Jun-09	Aug-08	Jan-09	Nov-08
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09
M-3	Avg Life	26.71	8.89	4.86	4.27	3.67
	First Payment Date	Mar-28	Jun-09	Jul-08	Nov-08	Aug-08
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09
M-4	Avg Life	26.71	8.89	4.84	4.19	3.52
	First Payment Date	Mar-28	Jun-09	Jul-08	Oct-08	Jun-08
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09
M-5	Avg Life	26.71	8.89	4.82	4.12	3.41
	First Payment Date	Mar-28	Jun-09	Jun-08	Aug-08	Apr-08
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09

Sensitivity Table
To 10% Call (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
M-6	Avg Life	26.71	8.89	4.82	4.07	3.32
	First Payment Date	Mar-28	Jun-09	May-08	Jul-08	Mar-08
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09
M-7	Avg Life	26.71	8.89	4.80	4.04	3.26
	First Payment Date	Mar-28	Jun-09	May-08	Jun-08	Feb-08
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09
M-8	Avg Life	26.71	8.89	4.80	4.00	3.21
	First Payment Date	Mar-28	Jun-09	May-08	Jun-08	Jan-08
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09
M-9	Avg Life	26.71	8.89	4.79	3.98	3.18
	First Payment Date	Mar-28	Jun-09	Apr-08	May-08	Dec-07
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09
M-10	Avg Life	26.71	8.89	4.77	3.96	3.14
	First Payment Date	Mar-28	Jun-09	Apr-08	May-08	Dec-07
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09
B-1	Avg Life	26.59	8.45	4.53	3.75	2.97
	First Payment Date	Mar-28	Jun-09	Apr-08	Apr-08	Nov-07
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09
B-2	Avg Life	25.72	6.74	3.63	3.17	2.66
	First Payment Date	Mar-28	Jun-09	Apr-08	Apr-08	Nov-07
	Last Payment Date	Oct-32	Aug-14	Feb-10	Jan-09	Dec-07

Sensitivity Table
To Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	19.30	4.67	2.42	1.71	1.03
	First Payment Date	Apr-05	Apr-05	Apr-05	Apr-05	Apr-05
	Last Payment Date	Jan-35	May-31	Mar-21	Nov-17	Oct-07
A-2A	Avg Life	15.36	1.91	1.00	0.78	0.58
	First Payment Date	Apr-05	Apr-05	Apr-05	Apr-05	Apr-05
	Last Payment Date	Mar-28	Jun-09	May-07	Nov-06	Jun-06
A-2B	Avg Life	25.37	6.38	3.00	2.11	1.55
	First Payment Date	Mar-28	Jun-09	May-07	Nov-06	Jun-06
	Last Payment Date	Sep-32	Jun-14	Jan-10	Oct-07	Feb-07
A-2C	Avg Life	28.71	14.29	7.75	5.14	2.22
	First Payment Date	Sep-32	Jun-14	Jan-10	Oct-07	Feb-07
	Last Payment Date	Jan-35	May-31	Mar-21	Nov-17	Oct-07
M-1	Avg Life	26.81	9.74	5.53	5.34	5.84
	First Payment Date	Mar-28	Jun-09	Oct-08	Jun-09	Oct-07
	Last Payment Date	Dec-34	Dec-28	Jan-19	Jan-16	Jul-14
M-2	Avg Life	26.81	9.71	5.41	4.84	4.28
	First Payment Date	Mar-28	Jun-09	Aug-08	Jan-09	Nov-08
	Last Payment Date	Dec-34	Nov-27	Mar-18	Apr-15	Aug-12
M-3	Avg Life	26.81	9.69	5.35	4.66	3.95
	First Payment Date	Mar-28	Jun-09	Jul-08	Nov-08	Aug-08
	Last Payment Date	Nov-34	Dec-26	Jul-17	Oct-14	Apr-12
M-4	Avg Life	26.81	9.66	5.31	4.57	3.79
	First Payment Date	Mar-28	Jun-09	Jul-08	Oct-08	Jun-08
	Last Payment Date	Nov-34	May-26	Feb-17	Jun-14	Jan-12
M-5	Avg Life	26.81	9.62	5.27	4.48	3.66
	First Payment Date	Mar-28	Jun-09	Jun-08	Aug-08	Apr-08
	Last Payment Date	Nov-34	Aug-25	Aug-16	Feb-14	Sep-11

Sensitivity Table
To Maturity (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
M-6	Avg Life	26.81	9.57	5.23	4.40	3.55
	First Payment Date	Mar-28	Jun-09	May-08	Jul-08	Mar-08
	Last Payment Date	Oct-34	Oct-24	Feb-16	Sep-13	Jun-11
M-7	Avg Life	26.80	9.51	5.16	4.34	3.47
	First Payment Date	Mar-28	Jun-09	May-08	Jun-08	Feb-08
	Last Payment Date	Sep-34	Dec-23	Jul-15	Mar-13	Feb-11
M-8	Avg Life	26.79	9.41	5.11	4.25	3.39
	First Payment Date	Mar-28	Jun-09	May-08	Jun-08	Jan-08
	Last Payment Date	Aug-34	Dec-22	Dec-14	Sep-12	Sep-10
M-9	Avg Life	26.78	9.27	5.02	4.17	3.31
	First Payment Date	Mar-28	Jun-09	Apr-08	May-08	Dec-07
	Last Payment Date	Jul-34	Sep-21	Mar-14	Mar-12	Apr-10
M-10	Avg Life	26.74	9.07	4.88	4.05	3.19
	First Payment Date	Mar-28	Jun-09	Apr-08	May-08	Dec-07
	Last Payment Date	May-34	Jun-20	Jun-13	Jul-11	Nov-09
B-1	Avg Life	26.59	8.45	4.53	3.75	2.97
	First Payment Date	Mar-28	Jun-09	Apr-08	Apr-08	Nov-07
	Last Payment Date	Jan-34	Oct-18	Jun-12	Oct-10	Apr-09
B-2	Avg Life	25.72	6.74	3.63	3.17	2.66
	First Payment Date	Mar-28	Jun-09	Apr-08	Apr-08	Nov-07
	Last Payment Date	Oct-32	Aug-14	Feb-10	Jan-09	Dec-07

Class A-1 Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	4/25/2005	NA
2	5/25/2005	10.00
3	6/25/2005	10.00
4	7/25/2005	10.00
5	8/25/2005	10.00
6	9/25/2005	10.00
7	10/25/2005	10.00
8	11/25/2005	10.00
9	12/25/2005	10.00
10	1/25/2006	10.00
11	2/25/2006	10.00
12	3/25/2006	10.00
13	4/25/2006	10.00
14	5/25/2006	10.00
15	6/25/2006	10.00
16	7/25/2006	10.00
17	8/25/2006	10.00
18	9/25/2006	10.00
19	10/25/2006	10.00
20	11/25/2006	10.00
21	12/25/2006	10.00
22	1/25/2007	10.00
23	2/25/2007	10.00
24	3/25/2007	10.00
25	4/25/2007	10.00
26	5/25/2007	10.00
27	6/25/2007	10.00
28	7/25/2007	10.00
29	8/25/2007	10.00
30	9/25/2007	10.00
31	10/25/2007	10.15
32	11/25/2007	10.00
33	12/25/2007	10.15
34	1/25/2008	10.00
35	2/25/2008	10.98
36	3/25/2008	11.76
37	4/25/2008	11.00
38	5/25/2008	11.37
39	6/25/2008	11.00
40	7/25/2008	11.37
41	8/25/2008	11.77
42	9/25/2008	11.78
43	10/25/2008	12.17
44	11/25/2008	11.77
45	12/25/2008	12.16

Class A-1 Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
46	1/25/2009	11.77
47	2/25/2009	11.81
48	3/25/2009	13.09
49	4/25/2009	11.82
50	5/25/2009	12.21
51	6/25/2009	11.81
52	7/25/2009	12.20
53	8/25/2009	11.83
54	9/25/2009	11.84
55	10/25/2009	12.23
56	11/25/2009	11.83
57	12/25/2009	12.22
58	1/25/2010	11.82
59	2/25/2010	11.84
60	3/25/2010	13.10
61	4/25/2010	11.83
62	5/25/2010	12.22
63	6/25/2010	11.82
64	7/25/2010	12.21
65	8/25/2010	11.83
66	9/25/2010	11.82
67	10/25/2010	12.21
68	11/25/2010	11.81
69	12/25/2010	12.20
70	1/25/2011	11.80
71	2/25/2011	11.81
72	3/25/2011	13.07
73	4/25/2011	11.80
74	5/25/2011	12.19
75	6/25/2011	11.79
76	7/25/2011	12.18
77	8/25/2011	11.79
78	9/25/2011	11.79
79	10/25/2011	12.18
80	11/25/2011	11.78
81	12/25/2011	12.17
82	1/25/2012	11.77
83	2/25/2012	11.77
84	3/25/2012	12.57
85	4/25/2012	11.76
86	5/25/2012	12.14

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Class A-2A, A-2B, and A-2C Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	4/25/2005	NA
2	5/25/2005	10.00
3	6/25/2005	10.00
4	7/25/2005	10.00
5	8/25/2005	10.00
6	9/25/2005	10.00
7	10/25/2005	10.00
8	11/25/2005	10.00
9	12/25/2005	10.00
10	1/25/2006	10.00
11	2/25/2006	10.00
12	3/25/2006	10.00
13	4/25/2006	10.00
14	5/25/2006	10.00
15	6/25/2006	10.00
16	7/25/2006	10.00
17	8/25/2006	10.00
18	9/25/2006	10.00
19	10/25/2006	10.00
20	11/25/2006	10.00
21	12/25/2006	10.00
22	1/25/2007	10.00
23	2/25/2007	10.00
24	3/25/2007	10.00
25	4/25/2007	10.00
26	5/25/2007	10.00
27	6/25/2007	10.00
28	7/25/2007	10.00
29	8/25/2007	10.00
30	9/25/2007	10.00
31	10/25/2007	10.00
32	11/25/2007	10.00
33	12/25/2007	10.00
34	1/25/2008	10.00
35	2/25/2008	10.50
36	3/25/2008	11.35
37	4/25/2008	10.61
38	5/25/2008	10.96
39	6/25/2008	10.61
40	7/25/2008	10.97
41	8/25/2008	11.31
42	9/25/2008	11.40
43	10/25/2008	11.77
44	11/25/2008	11.39
45	12/25/2008	11.77

Class A-2A, A-2B, and A-2C Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	1/25/2009	11.39
47	2/25/2009	11.44
48	3/25/2009	12.67
49	4/25/2009	11.44
50	5/25/2009	11.82
51	6/25/2009	11.43
52	7/25/2009	11.81
53	8/25/2009	11.46
54	9/25/2009	11.47
55	10/25/2009	11.85
56	11/25/2009	11.46
57	12/25/2009	11.84
58	1/25/2010	11.46
59	2/25/2010	11.50
60	3/25/2010	12.73
61	4/25/2010	11.49
62	5/25/2010	11.87
63	6/25/2010	11.49
64	7/25/2010	11.87
65	8/25/2010	11.50
66	9/25/2010	11.50
67	10/25/2010	11.88
68	11/25/2010	11.49
69	12/25/2010	11.87
70	1/25/2011	11.49
71	2/25/2011	11.50
72	3/25/2011	12.73
73	4/25/2011	11.49
74	5/25/2011	11.87
75	6/25/2011	11.49
76	7/25/2011	11.87
77	8/25/2011	11.50
78	9/25/2011	11.49
79	10/25/2011	11.87
80	11/25/2011	11.49
81	12/25/2011	11.87
82	1/25/2012	11.48
83	2/25/2012	11.48
84	3/25/2012	12.26
85	4/25/2012	11.47
86	5/25/2012	11.85

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Class M & Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	4/25/2005	NA
2	5/25/2005	10.00
3	6/25/2005	10.00
4	7/25/2005	10.00
5	8/25/2005	10.00
6	9/25/2005	10.00
7	10/25/2005	10.00
8	11/25/2005	10.00
9	12/25/2005	10.00
10	1/25/2006	10.00
11	2/25/2006	10.00
12	3/25/2006	10.00
13	4/25/2006	10.00
14	5/25/2006	10.00
15	6/25/2006	10.00
16	7/25/2006	10.00
17	8/25/2006	10.00
18	9/25/2006	10.00
19	10/25/2006	10.00
20	11/25/2006	10.00
21	12/25/2006	10.00
22	1/25/2007	10.00
23	2/25/2007	10.00
24	3/25/2007	10.00
25	4/25/2007	10.00
26	5/25/2007	10.00
27	6/25/2007	10.00
28	7/25/2007	10.00
29	8/25/2007	10.00
30	9/25/2007	10.00
31	10/25/2007	10.11
32	11/25/2007	10.00
33	12/25/2007	10.11
34	1/25/2008	10.00
35	2/25/2008	10.85
36	3/25/2008	11.65
37	4/25/2008	10.89
38	5/25/2008	11.25
39	6/25/2008	10.89
40	7/25/2008	11.26
41	8/25/2008	11.65
42	9/25/2008	11.67
43	10/25/2008	12.06
44	11/25/2008	11.67
45	12/25/2008	12.05

Class M & Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	1/25/2009	11.66
47	2/25/2009	11.71
48	3/25/2009	12.97
49	4/25/2009	11.71
50	5/25/2009	12.10
51	6/25/2009	11.70
52	7/25/2009	12.09
53	8/25/2009	11.73
54	9/25/2009	11.74
55	10/25/2009	12.13
56	11/25/2009	11.73
57	12/25/2009	12.12
58	1/25/2010	11.72
59	2/25/2010	11.75
60	3/25/2010	13.00
61	4/25/2010	11.74
62	5/25/2010	12.13
63	6/25/2010	11.73
64	7/25/2010	12.12
65	8/25/2010	11.74
66	9/25/2010	11.73
67	10/25/2010	12.12
68	11/25/2010	11.72
69	12/25/2010	12.11
70	1/25/2011	11.72
71	2/25/2011	11.72
72	3/25/2011	12.98
73	4/25/2011	11.72
74	5/25/2011	12.10
75	6/25/2011	11.71
76	7/25/2011	12.10
77	8/25/2011	11.71
78	9/25/2011	11.71
79	10/25/2011	12.09
80	11/25/2011	11.70
81	12/25/2011	12.08
82	1/25/2012	11.69
83	2/25/2012	11.69
84	3/25/2012	12.49
85	4/25/2012	11.68
86	5/25/2012	12.06

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)
1	378	2.7700	3.2100	378	45	575	4.7407	4.7812	504
2	346	2.9561	3.3609	328	46	564	4.7613	4.7718	485
3	336	3.1711	3.4955	294	47	565	4.7802	4.7602	485
4	346	3.2233	3.6163	301	48	598	4.7958	4.7486	537
5	335	3.4632	3.7350	265	49	565	4.6615	4.7382	498
6	335	3.5339	3.8119	258	50	576	4.6736	4.7516	514
7	345	3.6699	3.9013	257	51	566	4.6856	4.7638	496
8	334	3.7826	3.9477	232	52	577	4.6972	4.7746	512
9	344	3.8678	3.9868	237	53	566	4.7096	4.7872	496
10	333	3.9274	4.0253	217	54	566	4.7217	4.7984	495
11	332	3.9259	4.0583	217	55	577	4.7345	4.8084	511
12	364	4.0480	4.1057	246	56	567	4.7459	4.8256	493
13	331	3.9506	4.1435	213	57	578	4.7557	4.8390	510
14	341	4.0133	4.2043	220	58	567	4.7675	4.8544	491
15	330	4.0783	4.2662	200	59	570	4.7784	4.8701	499
16	340	4.1412	4.3309	207	60	603	4.7873	4.8841	552
17	328	4.1984	4.3874	187	61	571	4.8236	4.8992	496
18	327	4.2608	4.4504	180	62	582	4.8338	4.9100	513
19	338	4.3208	4.5072	188	63	571	4.8440	4.9200	494
20	326	4.3779	4.5102	168	64	582	4.8550	4.9297	511
21	337	4.4369	4.5089	177	65	572	4.8652	4.9405	499
22	326	4.4952	4.5025	157	66	572	4.8746	4.9497	499
23	533	4.5534	4.4917	365	67	584	4.8850	4.9578	516
24	572	4.6079	4.4752	417	68	573	4.8945	4.9896	498
25	538	4.3397	4.4585	392	69	584	4.9029	5.0166	515
26	548	4.3687	4.4871	405	70	574	4.9124	5.0465	497
27	536	4.4007	4.5202	384	71	574	4.9215	5.0767	508
28	546	4.4311	4.5486	397	72	607	4.9290	5.1065	561
29	548	4.4605	4.5776	466	73	575	5.0553	5.1368	496
30	546	4.4907	4.6081	464	74	586	5.0654	5.1460	513
31	557	4.5197	4.6351	477	75	576	5.0757	5.1560	495
32	544	4.5512	4.6450	456	76	587	5.0860	5.1665	513
33	554	4.5799	4.6542	469	77	577	5.0961	5.1756	501
34	542	4.6055	4.6609	448	78	578	5.1066	5.1848	501
35	551	4.6344	4.6667	473	79	589	5.1153	5.1936	519
36	575	4.6572	4.6716	508	80	579	5.1261	5.1662	501
37	551	4.5776	4.6762	479	81	590	5.1340	5.1382	519
38	567	4.6000	4.6970	499	82	580	5.1427	5.1069	500
39	559	4.6216	4.7195	482	83	581	5.1509	5.0780	493
40	571	4.6408	4.7383	499	84	602	5.1594	5.0462	529
41	562	4.6623	4.7600	491	85	582	4.9506	5.0146	514
42	562	4.6829	4.7796	491	86	593	4.9547	5.0184	532
43	574	4.7018	4.7969	507					
44	563	4.7217	4.7893	488					

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	6,553	Index Type:	
Aggregate Principal Balance:	$1,220,163,250	6 Month LIBOR:	85.75%
Conforming Principal Balance Loans:	$883,212,724	Fixed Rate:	14.25%
Average Principal Balance:	$186,199	W.A. Initial Periodic Cap:	2.992%
Range:	$1,044 - $1,000,000	W.A. Subsequent Periodic Cap:	1.416%
W.A. Coupon:	7.132%	W.A. Lifetime Rate Cap:	6.821%
Range:	4.630% - 13.750%	Property Type:	
W.A. Gross Margin:	6.733%	Single Family:	78.02%
Range:	2.750% - 9.375%	PUD:	3.73%
W.A. Remaining Term:	354 months	2-4 Family:	11.73%
Range:	57 months - 360 months	Condo:	6.52%
W.A. Seasoning:	2 months		
Latest Maturity Date:	March 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	91.97%
California:	37.60%	Investment:	7.14%
New York:	9.89%	Second Home:	0.89%
Florida:	8.55%	Documentation Status:	
New Jersey:	6.46%	Full / Alt:	60.67%
Illinois:	4.59%	Stated:	37.82%
W.A. Original Combined LTV:	81.78%	Limited:	1.38%
Range:	18.33% - 100.00%	None:	0.13%
First Liens:	94.53%	Non-Zero W.A. Prepayment Penalty – Term (months):	24
Second Liens:	5.47%	Loans with Prepay Penalties:	83.61%
Non-Balloon Loans:	98.61%	Interest Only Loans	24.94%
Non-Zero W.A. FICO Score:	626		

DESCRIPTION OF THE TOTAL COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont	5,396	1,012,150,855	82.95	7.146	621	81.81
Other	1,157	208,012,395	17.05	7.066	647	81.60
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	30	257,068	0.02	11.937	611	94.28
Fixed - 10 Year	192	2,171,163	0.18	11.242	612	91.53
Fixed - 15 Year	103	4,585,585	0.38	8.609	633	78.58
Fixed - 20 Year	151	5,295,923	0.43	9.768	638	94.26
Fixed - 25 Year	2	249,183	0.02	6.515	623	79.45
Fixed - 30 Year	1,153	144,228,745	11.82	7.876	642	84.04
Fixed - 30 Year IO	1	98,544	0.01	7.750	776	80.00
Balloon - 10/30	4	222,249	0.02	9.572	656	100.00
Balloon - 15/30	295	16,280,290	1.33	9.989	663	98.72
Balloon - 20/30	5	424,746	0.03	9.003	643	95.04
ARM - 6 Month IO	2	408,800	0.03	5.349	701	80.00
ARM - 2 Year/6 Month	3,325	698,565,864	57.25	7.253	610	81.41
ARM - 2 Year/6 Month IO	973	273,526,151	22.42	6.296	651	81.00
ARM - 3 Year/6 Month	156	31,982,294	2.62	6.972	618	77.87
ARM - 3 Year/6 Month IO	114	29,119,367	2.39	6.171	657	80.27
ARM - 5 Year/6 Month	43	11,584,574	0.95	6.471	662	77.77
ARM - 5 Year/6 Month IO	4	1,162,705	0.10	6.536	644	81.51
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	910	23,906,377	1.96	10.422	633	97.79
50,000.01 - 100,000.00	1,077	82,119,436	6.73	8.765	620	87.41
100,000.01 - 150,000.00	1,179	145,215,628	11.90	7.570	616	82.27
150,000.01 - 200,000.00	945	162,943,282	13.35	7.155	615	80.29
200,000.01 - 250,000.00	674	151,246,808	12.40	7.070	612	79.72
250,000.01 - 300,000.00	512	140,397,609	11.51	6.971	621	80.56
300,000.01 - 350,000.00	417	135,114,065	11.07	6.784	630	80.74
350,000.01 - 400,000.00	315	117,981,495	9.67	6.641	636	81.29
400,000.01 - 450,000.00	204	86,055,930	7.05	6.576	642	82.73
450,000.01 - 500,000.00	150	71,489,555	5.86	6.641	638	81.72
500,000.01 - 550,000.00	56	29,417,118	2.41	6.668	640	81.67
550,000.01 - 600,000.00	55	31,843,378	2.61	6.550	643	83.24
600,000.01 - 650,000.00	18	11,192,896	0.92	6.301	672	81.38
650,000.01 - 700,000.00	15	10,162,110	0.83	6.421	650	75.78
700,000.01 - 750,000.00	8	5,908,968	0.48	6.704	632	82.32
750,000.01 - 800,000.00	2	1,564,846	0.13	6.123	656	79.73
800,000.01 - 850,000.00	13	10,774,452	0.88	6.701	628	82.86
850,000.01 - 900,000.00	1	864,582	0.07	6.380	617	56.30
950,000.01 - 1,000,000.00	2	1,964,715	0.16	5.937	655	61.41
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	911	23,955,627	1.96	10.422	632	97.74
50,000.01 - 100,000.00	1,076	82,070,187	6.73	8.764	620	87.42
100,000.01 - 150,000.00	1,182	145,665,540	11.94	7.570	616	82.28
150,000.01 - 200,000.00	943	162,693,290	13.33	7.154	615	80.26
200,000.01 - 250,000.00	674	151,296,848	12.40	7.069	613	79.74
250,000.01 - 300,000.00	512	140,447,117	11.51	6.970	620	80.55
300,000.01 - 350,000.00	417	135,164,062	11.08	6.785	631	80.78
350,000.01 - 400,000.00	319	119,630,399	9.80	6.635	637	81.34
400,000.01 - 450,000.00	199	84,057,562	6.89	6.585	641	82.66
450,000.01 - 500,000.00	150	71,489,555	5.86	6.641	638	81.72
500,000.01 - 550,000.00	56	29,417,118	2.41	6.668	640	81.67
550,000.01 - 600,000.00	55	31,843,378	2.61	6.550	643	83.24
600,000.01 - 650,000.00	18	11,192,896	0.92	6.301	672	81.38
650,000.01 - 700,000.00	15	10,162,110	0.83	6.421	650	75.78
700,000.01 - 750,000.00	8	5,908,968	0.48	6.704	632	82.32
750,000.01 - 800,000.00	2	1,564,846	0.13	6.123	656	79.73
800,000.01 - 850,000.00	13	10,774,452	0.88	6.701	628	82.86
850,000.01 - 900,000.00	1	864,582	0.07	6.380	617	56.30
950,000.01 - 1,000,000.00	2	1,964,715	0.16	5.937	655	61.41
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	30	257,068	0.02	11.937	611	94.28
61 - 120	196	2,393,412	0.20	11.087	616	92.31
121 - 180	398	20,865,875	1.71	9.685	657	94.29
181 - 240	156	5,720,669	0.47	9.711	638	94.32
241 - 300	2	249,183	0.02	6.515	623	79.45
301 - 360	5,771	1,190,677,043	97.58	7.066	625	81.48
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	27	9,171,305	0.75	4.962	696	78.36
5.000 - 5.499	114	34,663,568	2.84	5.306	660	77.83
5.500 - 5.999	580	165,886,060	13.60	5.803	656	79.60
6.000 - 6.499	664	175,677,420	14.40	6.268	645	79.86
6.500 - 6.999	1,192	295,496,480	24.22	6.757	633	80.77
7.000 - 7.499	738	157,459,483	12.90	7.242	613	82.26
7.500 - 7.999	875	169,645,064	13.90	7.736	599	83.47
8.000 - 8.499	398	63,937,266	5.24	8.218	588	83.57
8.500 - 8.999	465	56,852,106	4.66	8.733	595	84.09
9.000 - 9.499	233	22,814,624	1.87	9.212	601	85.02
9.500 - 9.999	258	20,306,633	1.66	9.747	609	87.02
10.000 - 10.499	143	9,902,945	0.81	10.212	610	85.53
10.500 - 10.999	303	18,576,245	1.52	10.766	606	90.20
11.000 - 11.499	207	9,914,047	0.81	11.171	613	92.03
11.500 - 11.999	181	6,118,608	0.50	11.677	587	86.88
12.000 - 12.499	102	1,763,162	0.14	12.159	595	92.03
12.500 - 12.999	63	1,826,899	0.15	12.563	619	99.06
13.000 - 13.499	9	143,795	0.01	13.096	634	93.99
13.500 - 13.999	1	7,540	0.00	13.750	559	85.00
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	111	18,066,208	1.48	7.318	591	40.52
50.01 - 55.00	57	11,897,955	0.98	7.105	604	53.22
55.01 - 60.00	82	17,240,023	1.41	7.451	588	57.74
60.01 - 65.00	157	34,061,395	2.79	7.447	579	63.64
65.01 - 70.00	218	48,544,410	3.98	7.636	588	68.76
70.01 - 75.00	300	67,869,420	5.56	7.338	586	74.12
75.01 - 80.00	2,354	553,508,463	45.36	6.652	636	79.81
80.01 - 85.00	467	103,904,080	8.52	6.958	606	84.63
85.01 - 90.00	1,145	233,816,130	19.16	7.137	625	89.80
90.01 - 95.00	379	36,759,308	3.01	7.683	642	94.72
95.01 - 100.00	1,283	94,495,857	7.74	9.297	660	99.93
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
N/A	2	95,821	0.01	11.297	N/A	75.19
500 - 524	310	62,678,388	5.14	8.396	513	73.04
525 - 549	362	70,776,166	5.80	7.906	536	76.01
550 - 574	675	112,488,111	9.22	7.617	562	80.14
575 - 599	1,060	167,518,850	13.73	7.293	588	81.48
600 - 624	1,012	176,097,345	14.43	7.025	612	82.64
625 - 649	1,117	216,785,776	17.77	6.901	637	82.77
650 - 674	862	167,758,789	13.75	6.838	662	83.16
675 - 699	563	118,168,498	9.68	6.793	686	84.51
700 - 724	281	62,574,261	5.13	6.598	711	83.77
725 - 749	158	33,163,834	2.72	6.801	736	85.10
750 - 774	97	19,498,342	1.60	6.752	760	83.51
775 - 799	50	11,412,687	0.94	6.582	785	80.62
800 - 824	4	1,146,382	0.09	7.326	811	94.48
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	1,794	458,809,929	37.60	6.821	633	80.05
New York	448	120,696,939	9.89	7.096	635	80.91
Florida	715	104,330,275	8.55	7.441	617	82.59
New Jersey	342	78,800,786	6.46	7.429	615	80.54
Illinois	373	56,008,480	4.59	7.457	620	84.23
Maryland	277	50,071,082	4.10	7.338	605	81.85
Virginia	180	31,896,102	2.61	7.283	613	83.47
Georgia	272	31,448,681	2.58	7.544	618	86.08
Massachusetts	125	27,169,241	2.23	7.179	623	80.81
Nevada	140	25,918,430	2.12	6.948	631	81.71
Colorado	167	24,481,631	2.01	6.959	624	84.54
Arizona	160	21,640,346	1.77	7.247	622	85.10
Texas	217	20,598,535	1.69	7.449	627	85.82
Connecticut	113	19,362,566	1.59	7.220	626	82.15
Washington	126	18,721,799	1.53	7.057	630	83.35
Hawaii	66	15,954,208	1.31	6.786	664	81.70
North Carolina	142	13,318,759	1.09	7.518	625	87.37
Minnesota	83	12,431,483	1.02	7.250	631	83.45
Michigan	117	12,196,779	1.00	7.846	612	83.53
Pennsylvania	82	9,429,919	0.77	7.789	605	83.39
Oregon	76	9,344,604	0.77	7.376	620	83.47
Ohio	74	7,776,168	0.64	7.482	612	85.52
South Carolina	59	5,864,872	0.48	7.537	606	85.13
Wisconsin	43	5,357,609	0.44	7.501	609	85.35
Tennessee	60	5,217,402	0.43	7.865	596	87.01

*Geographic Distribution continued on the next page

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Missouri	53	4,697,850	0.39	7.965	591	85.18
Utah	39	4,175,130	0.34	7.109	638	84.80
Indiana	41	4,014,543	0.33	7.928	622	88.32
Rhode Island	20	3,377,378	0.28	7.346	611	83.61
New Hampshire	21	3,154,232	0.26	7.574	606	84.59
New Mexico	24	2,723,906	0.22	7.048	627	82.27
Idaho	29	2,422,588	0.20	7.380	626	86.16
Delaware	12	1,760,635	0.14	7.618	578	82.60
Kentucky	16	1,574,908	0.13	7.395	594	80.49
Kansas	8	1,381,652	0.11	7.494	602	90.62
Oklahoma	7	1,077,246	0.09	7.993	590	84.60
West Virginia	8	1,056,620	0.09	7.586	574	83.15
Arkansas	10	605,600	0.05	7.880	601	87.05
Iowa	5	390,330	0.03	7.733	626	82.63
Vermont	2	254,525	0.02	8.603	545	81.70
Maine	1	168,461	0.01	6.800	550	90.00
Alabama	1	145,630	0.01	6.625	636	80.00
Montana	2	142,459	0.01	8.840	572	84.29
Mississippi	2	124,741	0.01	8.833	613	100.00
Wyoming	1	68,189	0.01	9.990	519	75.00
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	5,933	1,122,126,109	91.97	7.093	624	81.76
Investment	567	87,118,503	7.14	7.631	640	81.68
Second Home	53	10,918,638	0.89	7.144	661	84.25
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	4,341	740,290,499	60.67	6.987	616	82.75
Stated Documentation	2,122	461,519,679	37.82	7.358	642	80.29
Limited Documentation	80	16,805,875	1.38	7.282	609	81.42
No Documentation	10	1,547,198	0.13	7.565	629	67.40
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	3,703	620,267,582	50.83	7.110	646	84.54
Refinance - Cashout	2,746	580,120,754	47.54	7.149	604	78.94
Refinance - Rate Term	104	19,774,914	1.62	7.303	627	78.51
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family Residence	5,153	951,944,953	78.02	7.114	621	81.77
2-4 Family	625	143,119,283	11.73	7.261	639	81.64
Condo	465	79,573,774	6.52	7.213	639	81.59
PUD	310	45,525,239	3.73	6.956	655	82.74
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A Non-Zero FICO	W.A. Original CLTV (%)
March 2005	1	191,200	0.02	4.750	715	80.00
June 2005	1	217,600	0.02	5.875	689	80.00
August 2005	1	41,340	0.00	9.050	615	95.00
February 2006	1	216,000	0.02	6.630	710	80.00
August 2006	1	330,550	0.03	7.000	660	100.00
September 2006	10	1,970,818	0.19	7.873	584	81.53
October 2006	23	5,166,271	0.49	7.371	583	79.70
November 2006	193	41,228,711	3.94	7.400	605	81.58
December 2006	393	90,044,950	8.61	6.729	618	80.95
January 2007	3,305	734,564,729	70.20	6.991	620	81.47
February 2007	365	97,109,886	9.28	6.946	643	80.14
March 2007	6	1,418,760	0.14	7.285	592	83.99
October 2007	1	80,633	0.01	8.150	690	89.99
November 2007	8	1,591,853	0.15	7.054	620	77.57
December 2007	28	6,161,009	0.59	6.564	633	82.01
January 2008	158	37,589,334	3.59	6.568	636	78.59
February 2008	74	15,418,832	1.47	6.591	641	78.92
March 2008	1	260,000	0.02	7.000	673	80.00
November 2009	1	378,439	0.04	5.875	677	80.00
December 2009	4	1,461,147	0.14	6.165	697	75.86
January 2010	38	9,523,426	0.91	6.539	653	79.27
February 2010	4	1,384,267	0.13	6.546	665	71.97
Total:	**4,617**	**1,046,349,754**	**100.00**	**6.954**	**623**	**81.12**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.500 - 2.999	1	191,200	0.02	4.750	715	80.00
3.000 - 3.499	2	755,340	0.07	4.758	738	80.00
3.500 - 3.999	8	2,005,768	0.19	5.663	686	79.68
4.000 - 4.499	49	12,156,060	1.16	5.959	675	76.28
4.500 - 4.999	92	21,972,676	2.10	6.162	643	79.36
5.000 - 5.499	98	22,220,127	2.12	6.706	639	79.36
5.500 - 5.999	203	53,702,207	5.13	6.452	649	80.96
6.000 - 6.499	253	70,456,799	6.73	5.902	647	78.65
6.500 - 6.999	3,779	833,198,411	79.63	7.109	616	81.51
7.000 - 7.499	90	21,894,537	2.09	7.137	662	80.66
7.500 - 7.999	33	6,732,368	0.64	7.782	640	83.41
8.000 - 8.499	8	877,048	0.08	8.540	612	76.01
9.000 - 9.499	1	187,214	0.02	9.375	526	75.00
Total:	**4,617**	**1,046,349,754**	**100.00**	**6.954**	**623**	**81.12**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500 - 10.999	4	1,116,923	0.11	4.775	731	80.00
11.000 - 11.499	21	5,169,019	0.49	5.691	674	78.72
11.500 - 11.999	137	37,237,463	3.56	5.741	671	79.50
12.000 - 12.499	245	67,388,355	6.44	5.824	662	78.29
12.500 - 12.999	645	181,142,621	17.31	6.069	652	79.93
13.000 - 13.499	551	144,671,440	13.83	6.437	637	80.43
13.500 - 13.999	894	216,843,497	20.72	6.833	623	82.04
14.000 - 14.499	603	127,176,406	12.15	7.293	607	83.27
14.500 - 14.999	732	144,515,613	13.81	7.775	595	83.97
15.000 - 15.499	302	50,077,891	4.79	8.242	581	82.67
15.500 - 15.999	256	38,299,322	3.66	8.731	578	80.07
16.000 - 16.499	95	13,271,257	1.27	9.206	560	77.28
16.500 - 16.999	55	7,074,237	0.68	9.745	537	71.38
17.000 - 17.499	22	3,968,370	0.38	10.277	566	66.33
17.500 - 17.999	28	4,509,270	0.43	10.737	534	63.02
18.000 - 18.499	11	1,755,249	0.17	11.253	529	60.98
18.500 - 18.999	13	1,877,614	0.18	11.698	530	60.22
19.000 - 19.499	3	255,207	0.02	12.115	514	62.22
Total:	**4,617**	**1,046,349,754**	**100.00**	**6.954**	**623**	**81.12**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.500 - 3.999	1	191,200	0.02	4.750	715	80.00
4.000 - 4.499	1	123,200	0.01	6.500	662	79.98
4.500 - 4.999	27	9,828,677	0.94	5.132	693	77.21
5.000 - 5.499	113	34,540,708	3.30	5.307	660	77.82
5.500 - 5.999	529	152,131,065	14.54	5.787	655	79.96
6.000 - 6.499	592	157,431,784	15.05	6.268	644	80.18
6.500 - 6.999	1,039	258,112,228	24.67	6.756	631	81.57
7.000 - 7.499	681	146,014,680	13.95	7.243	612	82.51
7.500 - 7.999	778	154,032,133	14.72	7.732	596	83.84
8.000 - 8.499	328	55,453,982	5.30	8.223	582	83.12
8.500 - 8.999	291	44,409,607	4.24	8.725	576	80.64
9.000 - 9.499	103	14,313,214	1.37	9.208	561	77.30
9.500 - 9.999	57	7,401,567	0.71	9.736	539	71.15
10.000 - 10.499	22	3,968,370	0.38	10.277	566	66.33
10.500 - 10.999	28	4,509,270	0.43	10.737	534	63.02
11.000 - 11.499	11	1,755,249	0.17	11.253	529	60.98
11.500 - 11.999	13	1,877,614	0.18	11.698	530	60.22
12.000 - 12.499	3	255,207	0.02	12.115	514	62.22
Total:	**4,617**	**1,046,349,754**	**100.00**	**6.954**	**623**	**81.12**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	2	408,800	0.04	5.349	701	80.00
1.500	22	4,729,300	0.45	6.824	676	80.62
2.000	5	903,725	0.09	6.975	687	82.79
3.000	4,588	1,040,307,929	99.42	6.955	622	81.12
Total:	**4,617**	**1,046,349,754**	**100.00**	**6.954**	**623**	**81.12**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	744	176,881,158	16.90	6.764	644	80.11
1.500	3,870	869,024,843	83.05	6.993	618	81.33
2.000	3	443,753	0.04	7.089	753	79.57
Total:	**4,617**	**1,046,349,754**	**100.00**	**6.954**	**623**	**81.12**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	54	10,999,005	1.05	6.967	642	79.55
6.000 - 6.499	690	165,117,721	15.78	6.750	644	80.12
7.000 - 7.499	3,873	870,233,028	83.17	6.993	618	81.33
Total:	**4,617**	**1,046,349,754**	**100.00**	**6.954**	**623**	**81.12**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	1,290	199,997,899	16.39	7.530	624	83.09
12	770	165,821,195	13.59	7.242	633	81.57
24	3,815	727,746,227	59.64	7.050	623	81.96
36	677	126,554,009	10.37	6.826	635	78.91
60	1	43,920	0.00	13.125	N/A	90.00
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL

Number of Mortgage Loans:	5,599	Index Type:	
Aggregate Principal Balance:	$883,212,724	6 Month LIBOR:	85.51%
Conforming Principal Balance Loans:	$883,212,724	Fixed Rate:	14.49%
Average Principal Balance:	$157,745	W.A. Initial Periodic Cap:	2.991%
Range:	$1,044 - $619,907	W.A. Subsequent Periodic Cap:	1.421%
W.A. Coupon:	7.247%	W.A. Lifetime Rate Cap:	6.829%
Range:	4.630% - 13.750%	Property Type:	
W.A. Gross Margin:	6.770%	Single Family:	74.86%
Range:	2.750% - 9.375%	PUD:	3.98%
W.A. Remaining Term:	354 months	2-4 Family:	14.42%
Range:	57 months - 360 months	Condo:	6.74%
W.A. Seasoning:	2 months		
Latest Maturity Date:	March 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	90.61%
California:	28.52%	Investment:	8.59%
Florida:	10.09%	Second Home:	0.81%
New York:	9.64%	Documentation Status:	
New Jersey:	7.15%	Full / Alt:	63.06%
Illinois:	5.82%	Stated:	35.52%
W.A. Original Combined LTV:	81.37%	Limited:	1.24%
Range:	18.33% - 100.00%	None:	0.18%
First Liens:	95.44%	Non-Zero W.A. Prepayment Penalty – Term (months):	24
Second Liens:	4.56%	Loans with Prepay Penalties:	82.72%
Non-Balloon Loans:	98.91%	Interest Only Loans	20.25%
Non-Zero W.A. FICO Score:	620		

DESCRIPTION OF THE GROUP I COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont	4,661	742,143,589	84.03	7.273	616	81.40
Other	938	141,069,135	15.97	7.111	640	81.20
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	29	236,426	0.03	11.849	612	94.22
Fixed - 10 Year	191	2,150,357	0.24	11.244	612	91.49
Fixed - 15 Year	89	3,749,094	0.42	8.586	630	77.78
Fixed - 20 Year	145	4,813,409	0.54	9.662	639	93.69
Fixed - 25 Year	2	249,183	0.03	6.515	623	79.45
Fixed - 30 Year	929	107,025,822	12.12	7.748	637	81.77
Fixed - 30 Year IO	1	98,544	0.01	7.750	776	80.00
Balloon - 10/30	3	129,482	0.01	10.425	637	100.00
Balloon - 15/30	216	9,451,699	1.07	10.037	658	98.29
Balloon - 20/30	2	75,893	0.01	9.895	622	100.00
ARM - 6 Month IO	2	408,800	0.05	5.349	701	80.00
ARM - 2 Year/6 Month	2,995	544,540,531	61.65	7.352	607	81.24
ARM - 2 Year/6 Month IO	728	159,345,751	18.04	6.380	646	81.02
ARM - 3 Year/6 Month	143	25,500,356	2.89	7.119	614	78.95
ARM - 3 Year/6 Month IO	90	18,623,461	2.11	6.297	653	79.14
ARM - 5 Year/6 Month	32	6,405,515	0.73	6.618	652	74.55
ARM - 5 Year/6 Month IO	2	408,400	0.05	6.537	654	82.69
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	884	23,066,496	2.61	10.401	633	97.92
50,000.01 - 100,000.00	915	68,797,942	7.79	8.508	613	85.12
100,000.01 - 150,000.00	1,083	133,795,655	15.15	7.395	612	80.78
150,000.01 - 200,000.00	939	161,981,723	18.34	7.140	615	80.18
200,000.01 - 250,000.00	674	151,246,808	17.12	7.070	612	79.72
250,000.01 - 300,000.00	512	140,397,609	15.90	6.971	621	80.56
300,000.01 - 350,000.00	417	135,114,065	15.30	6.784	630	80.74
350,000.01 - 400,000.00	113	41,288,793	4.67	6.629	643	81.67
400,000.01 - 450,000.00	44	18,637,804	2.11	6.834	652	84.25
450,000.01 - 500,000.00	13	6,080,428	0.69	6.908	642	83.77
500,000.01 - 550,000.00	3	1,594,259	0.18	7.760	643	80.05
550,000.01 - 600,000.00	1	591,235	0.07	8.200	557	80.00
600,000.01 - 650,000.00	1	619,907	0.07	6.650	794	90.00
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	885	23,115,746	2.62	10.401	633	97.87
50,000.01 - 100,000.00	914	68,748,692	7.78	8.506	613	85.13
100,000.01 - 150,000.00	1,086	134,245,566	15.20	7.396	612	80.79
150,000.01 - 200,000.00	937	161,731,732	18.31	7.139	615	80.15
200,000.01 - 250,000.00	674	151,296,848	17.13	7.069	613	79.74
250,000.01 - 300,000.00	512	140,447,117	15.90	6.970	620	80.55
300,000.01 - 350,000.00	417	135,164,062	15.30	6.785	631	80.78
350,000.01 - 400,000.00	114	41,738,777	4.73	6.624	644	81.76
400,000.01 - 450,000.00	42	17,838,356	2.02	6.859	650	84.00
450,000.01 - 500,000.00	13	6,080,428	0.69	6.908	642	83.77
500,000.01 - 550,000.00	3	1,594,259	0.18	7.760	643	80.05
550,000.01 - 600,000.00	1	591,235	0.07	8.200	557	80.00
600,000.01 - 650,000.00	1	619,907	0.07	6.650	794	90.00
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	29	236,426	0.03	11.849	612	94.22
61 - 120	194	2,279,840	0.26	11.198	614	91.98
121 - 180	305	13,200,794	1.49	9.625	650	92.47
181 - 240	147	4,889,302	0.55	9.666	639	93.78
241 - 300	2	249,183	0.03	6.515	623	79.45
301 - 360	4,922	862,357,179	97.64	7.185	619	81.10
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	14	3,336,388	0.38	4.928	693	75.21
5.000 - 5.499	82	19,053,249	2.16	5.289	660	78.98
5.500 - 5.999	436	99,301,223	11.24	5.824	654	78.76
6.000 - 6.499	533	113,947,950	12.90	6.270	643	79.69
6.500 - 6.999	1,010	209,445,302	23.71	6.761	633	80.39
7.000 - 7.499	667	124,422,428	14.09	7.239	612	81.81
7.500 - 7.999	810	141,477,767	16.02	7.736	596	82.92
8.000 - 8.499	373	55,912,343	6.33	8.216	588	83.82
8.500 - 8.999	410	48,490,003	5.49	8.728	588	82.52
9.000 - 9.499	197	18,220,081	2.06	9.207	588	82.42
9.500 - 9.999	193	13,480,432	1.53	9.739	590	82.54
10.000 - 10.499	119	6,990,749	0.79	10.214	597	83.81
10.500 - 10.999	245	13,171,778	1.49	10.747	597	87.52
11.000 - 11.499	182	7,964,700	0.90	11.172	604	90.21
11.500 - 11.999	165	4,966,684	0.56	11.670	575	84.03
12.000 - 12.499	98	1,566,572	0.18	12.157	595	91.30
12.500 - 12.999	56	1,357,659	0.15	12.546	615	98.89
13.000 - 13.499	8	99,875	0.01	13.083	634	95.74
13.500 - 13.999	1	7,540	0.00	13.750	559	85.00
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

DESCRIPTION OF THE GROUP I COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	106	15,008,814	1.70	7.561	586	39.96
50.01 - 55.00	53	9,375,138	1.06	7.266	598	52.91
55.01 - 60.00	78	15,119,923	1.71	7.626	582	57.99
60.01 - 65.00	145	28,694,946	3.25	7.558	573	63.62
65.01 - 70.00	193	35,989,752	4.07	7.740	579	68.84
70.01 - 75.00	270	53,686,302	6.08	7.468	581	74.05
75.01 - 80.00	1,994	388,890,948	44.03	6.784	631	79.81
80.01 - 85.00	403	73,998,443	8.38	7.102	602	84.69
85.01 - 90.00	1,013	178,128,120	20.17	7.258	623	89.83
90.01 - 95.00	328	22,714,549	2.57	7.804	641	94.79
95.01 - 100.00	1,016	61,605,789	6.98	9.305	656	99.94
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
N/A	1	51,902	0.01	9.750	N/A	62.65
500 - 524	291	54,179,074	6.13	8.440	513	72.52
525 - 549	334	59,277,689	6.71	7.986	536	75.19
550 - 574	625	92,692,288	10.49	7.718	562	80.05
575 - 599	964	132,851,248	15.04	7.371	588	81.47
600 - 624	885	127,234,729	14.41	7.136	612	82.71
625 - 649	922	147,723,616	16.73	6.959	637	82.38
650 - 674	693	111,280,255	12.60	6.861	661	83.17
675 - 699	419	73,836,896	8.36	6.826	686	84.34
700 - 724	216	39,704,641	4.50	6.727	711	83.93
725 - 749	131	24,539,371	2.78	6.884	736	85.13
750 - 774	80	13,163,975	1.49	6.782	761	83.58
775 - 799	35	6,094,997	0.69	6.801	784	79.46
800 - 824	3	582,044	0.07	7.545	808	93.97
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	1,204	251,906,997	28.52	6.891	626	78.20
Florida	673	89,131,640	10.09	7.478	615	82.29
New York	352	85,115,683	9.64	7.158	624	79.52
New Jersey	300	63,111,391	7.15	7.502	610	80.30
Illinois	362	51,417,628	5.82	7.511	619	84.32
Maryland	251	40,183,601	4.55	7.486	607	81.95
Georgia	259	27,925,149	3.16	7.575	613	86.33
Virginia	154	23,498,032	2.66	7.387	607	82.94
Massachusetts	112	22,711,119	2.57	7.257	621	80.83
Nevada	129	22,354,922	2.53	7.000	634	81.43
Colorado	155	20,750,717	2.35	7.014	622	84.33
Texas	213	19,484,207	2.21	7.454	627	85.99
Arizona	146	16,647,794	1.88	7.354	618	85.02
Connecticut	104	16,036,697	1.82	7.340	620	83.32
Washington	113	15,242,853	1.73	7.085	621	83.01
Hawaii	60	13,706,292	1.55	6.742	661	80.91
North Carolina	140	12,397,732	1.40	7.519	621	86.89
Michigan	115	11,363,549	1.29	7.892	607	83.07
Minnesota	80	10,806,722	1.22	7.261	636	82.76
Pennsylvania	81	8,930,546	1.01	7.757	610	84.45
Oregon	74	8,728,271	0.99	7.409	617	82.99
Ohio	68	6,072,726	0.69	7.666	608	85.51
Tennessee	60	5,217,402	0.59	7.865	596	87.01
Wisconsin	42	4,962,235	0.56	7.525	611	84.98
South Carolina	55	4,765,901	0.54	7.692	598	85.39

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Missouri	53	4,697,850	0.53	7.965	591	85.18
Utah	39	4,175,130	0.47	7.109	638	84.80
Indiana	40	3,525,572	0.40	8.015	612	88.08
Rhode Island	20	3,377,378	0.38	7.346	611	83.61
New Hampshire	21	3,154,232	0.36	7.574	606	84.59
Idaho	29	2,422,588	0.27	7.380	626	86.16
New Mexico	22	1,849,799	0.21	7.144	635	83.52
Delaware	12	1,760,635	0.20	7.618	578	82.60
Kentucky	16	1,574,908	0.18	7.395	594	80.49
West Virginia	8	1,056,620	0.12	7.586	574	83.15
Oklahoma	6	677,646	0.08	8.490	593	87.31
Arkansas	10	605,600	0.07	7.880	601	87.05
Kansas	7	570,624	0.06	7.557	590	84.40
Iowa	5	390,330	0.04	7.733	626	82.63
Vermont	2	254,525	0.03	8.603	545	81.70
Maine	1	168,461	0.02	6.800	550	90.00
Alabama	1	145,630	0.02	6.625	636	80.00
Montana	2	142,459	0.02	8.840	572	84.29
Mississippi	2	124,741	0.01	8.833	613	100.00
Wyoming	1	68,189	0.01	9.990	519	75.00
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	5,015	800,262,469	90.61	7.206	618	81.31
Investment	538	75,830,261	8.59	7.692	640	81.94
Second Home	46	7,119,994	0.81	7.087	667	82.48
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	3,845	556,993,583	63.06	7.121	612	82.62
Stated Documentation	1,678	313,691,350	35.52	7.460	635	79.26
Limited Documentation	66	10,980,593	1.24	7.503	605	80.75
No Documentation	10	1,547,198	0.18	7.565	629	67.40
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	3,136	444,341,450	50.31	7.200	642	84.54
Refinance - Cashout	2,376	426,121,546	48.25	7.284	598	78.17
Refinance - Rate Term	87	12,749,728	1.44	7.636	614	77.94
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family Residence	4,344	661,185,654	74.86	7.254	615	81.43
2-4 Family	580	127,335,530	14.42	7.250	635	80.89
Condo	408	59,543,071	6.74	7.350	631	81.25
PUD	267	35,148,469	3.98	6.927	648	82.19
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A Non-Zero FICO	W.A. Original CLTV (%)
March 2005	1	191,200	0.03	4.750	715	80.00
June 2005	1	217,600	0.03	5.875	689	80.00
August 2005	1	41,340	0.01	9.050	615	95.00
February 2006	1	216,000	0.03	6.630	710	80.00
August 2006	1	330,550	0.04	7.000	660	100.00
September 2006	9	1,559,513	0.21	7.919	583	80.61
October 2006	21	4,229,801	0.56	7.523	578	79.64
November 2006	175	32,733,915	4.33	7.488	606	81.56
December 2006	333	61,855,794	8.19	6.864	616	80.99
January 2007	2,885	537,846,900	71.22	7.153	614	81.41
February 2007	292	64,024,208	8.48	6.989	636	79.35
March 2007	5	1,048,260	0.14	6.979	597	80.10
October 2007	1	80,633	0.01	8.150	690	89.99
November 2007	8	1,591,853	0.21	7.054	620	77.57
December 2007	25	4,500,396	0.60	6.243	636	81.98
January 2008	132	25,704,976	3.40	6.870	625	79.14
February 2008	66	11,985,959	1.59	6.709	642	77.78
March 2008	1	260,000	0.03	7.000	673	80.00
December 2009	3	989,248	0.13	6.420	686	73.89
January 2010	29	5,319,952	0.70	6.696	641	76.87
February 2010	2	504,715	0.07	6.120	711	57.97
Total:	**3,992**	**755,232,813**	**100.00**	**7.105**	**617**	**81.01**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.500 - 2.999	1	191,200	0.03	4.750	715	80.00
3.000 - 3.499	1	359,420	0.05	4.630	719	80.00
3.500 - 3.999	5	666,232	0.09	5.464	688	79.02
4.000 - 4.499	36	6,118,690	0.81	5.970	673	77.63
4.500 - 4.999	75	14,430,501	1.91	6.233	636	79.03
5.000 - 5.499	87	16,689,917	2.21	6.734	637	78.99
5.500 - 5.999	158	33,609,830	4.45	6.572	644	80.03
6.000 - 6.499	189	40,444,799	5.36	6.070	641	79.46
6.500 - 6.999	3,323	619,880,112	82.08	7.236	611	81.30
7.000 - 7.499	79	17,007,484	2.25	7.193	656	80.38
7.500 - 7.999	29	4,770,368	0.63	7.860	615	83.46
8.000 - 8.499	8	877,048	0.12	8.540	612	76.01
9.000 - 9.499	1	187,214	0.02	9.375	526	75.00
Total:	**3,992**	**755,232,813**	**100.00**	**7.105**	**617**	**81.01**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500 - 10.999	3	721,003	0.10	4.720	717	80.00
11.000 - 11.499	17	3,109,625	0.41	5.739	651	77.87
11.500 - 11.999	95	19,132,518	2.53	5.840	661	78.07
12.000 - 12.499	188	40,621,762	5.38	5.863	657	78.62
12.500 - 12.999	500	113,706,627	15.06	6.117	650	79.56
13.000 - 13.499	443	92,736,473	12.28	6.457	637	80.43
13.500 - 13.999	764	155,203,452	20.55	6.855	622	82.00
14.000 - 14.499	545	100,750,814	13.34	7.289	606	82.78
14.500 - 14.999	676	118,414,169	15.68	7.771	593	83.42
15.000 - 15.499	289	44,290,278	5.86	8.245	583	83.45
15.500 - 15.999	252	36,645,469	4.85	8.732	577	79.93
16.000 - 16.499	93	12,493,797	1.65	9.215	562	77.56
16.500 - 16.999	53	6,308,617	0.84	9.732	540	71.55
17.000 - 17.499	20	3,084,093	0.41	10.245	542	65.69
17.500 - 17.999	27	4,126,045	0.55	10.713	535	62.83
18.000 - 18.499	11	1,755,249	0.23	11.253	529	60.98
18.500 - 18.999	13	1,877,614	0.25	11.698	530	60.22
19.000 - 19.499	3	255,207	0.03	12.115	514	62.22
Total:	**3,992**	**755,232,813**	**100.00**	**7.105**	**617**	**81.01**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.500 - 3.999	1	191,200	0.03	4.750	715	80.00
4.000 - 4.499	1	123,200	0.02	6.500	662	79.98
4.500 - 4.999	13	3,145,188	0.42	4.939	691	74.92
5.000 - 5.499	81	18,930,389	2.51	5.290	659	78.98
5.500 - 5.999	393	89,691,888	11.88	5.807	652	79.38
6.000 - 6.499	469	99,325,903	13.15	6.271	642	80.11
6.500 - 6.999	875	181,490,721	24.03	6.760	630	81.40
7.000 - 7.499	612	113,841,259	15.07	7.239	611	82.13
7.500 - 7.999	723	128,176,735	16.97	7.735	594	83.41
8.000 - 8.499	312	48,369,443	6.40	8.220	584	83.67
8.500 - 8.999	282	40,676,977	5.39	8.728	576	80.23
9.000 - 9.499	101	13,535,754	1.79	9.216	563	77.56
9.500 - 9.999	55	6,635,946	0.88	9.723	541	71.29
10.000 - 10.499	20	3,084,093	0.41	10.245	542	65.69
10.500 - 10.999	27	4,126,045	0.55	10.713	535	62.83
11.000 - 11.499	11	1,755,249	0.23	11.253	529	60.98
11.500 - 11.999	13	1,877,614	0.25	11.698	530	60.22
12.000 - 12.499	3	255,207	0.03	12.115	514	62.22
Total:	**3,992**	**755,232,813**	**100.00**	**7.105**	**617**	**81.01**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	2	408,800	0.05	5.349	701	80.00
1.500	20	3,839,300	0.51	6.848	663	81.35
2.000	4	485,093	0.06	7.256	741	80.89
3.000	3,966	750,499,620	99.37	7.107	617	81.01
Total:	**3,992**	**755,232,813**	**100.00**	**7.105**	**617**	**81.01**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	618	120,105,291	15.90	6.842	637	79.80
1.500	3,371	634,683,770	84.04	7.155	613	81.24
2.000	3	443,753	0.06	7.089	753	79.57
Total:	**3,992**	**755,232,813**	**100.00**	**7.105**	**617**	**81.01**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	49	8,583,805	1.14	7.060	635	78.41
6.000 - 6.499	571	111,695,239	14.79	6.824	638	79.88
7.000 - 7.499	3,372	634,953,770	84.07	7.155	613	81.24
Total:	**3,992**	**755,232,813**	**100.00**	**7.105**	**617**	**81.01**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	1,149	152,575,300	17.28	7.590	620	83.07
12	650	119,909,004	13.58	7.344	626	81.32
24	3,200	514,644,916	58.27	7.180	616	81.51
36	600	96,083,503	10.88	6.940	633	78.02
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL

Number of Mortgage Loans:	954	Index Type:	
Aggregate Principal Balance:	$336,950,526	6 Month LIBOR:	86.40%
Conforming Principal Balance Loans:	$0	Fixed Rate:	13.60%
Average Principal Balance:	$353,198	W.A. Initial Periodic Cap:	2.994%
Range:	$18,920 - $1,000,000	W.A. Subsequent Periodic Cap:	1.402%
W.A. Coupon:	6.831%	W.A. Lifetime Rate Cap:	6.800%
Range:	4.875% - 13.125%	Property Type:	
W.A. Gross Margin:	6.638%	Single Family:	86.29%
Range:	3.375% - 7.750%	PUD:	3.08%
W.A. Remaining Term:	353 months	2-4 Family:	4.68%
Range:	58 months - 360 months	Condo:	5.94%
W.A. Seasoning:	2 months		
Latest Maturity Date:	March 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	95.52%
California:	61.40%	Investment:	3.35%
New York:	10.56%	Second Home:	1.13%
New Jersey:	4.66%	Documentation Status:	
Florida:	4.51%	Full / Alt:	54.40%
Maryland:	2.93%	Stated:	43.87%
W.A. Original Combined LTV:	82.84%	Limited:	1.73%
Range:	35.27% - 100.00%	None:	0.00%
First Liens:	92.14%	Non-Zero W.A. Prepayment Penalty – Term (months):	23
Second Liens:	7.86%	Loans with Prepay Penalties:	85.93%
Non-Balloon Loans:	97.84%	Interest Only Loans	37.23%
Non-Zero W.A. FICO Score:	640		

DESCRIPTION OF THE GROUP II COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont	735	270,007,266	80.13	6.796	635	82.94
Other	219	66,943,260	19.87	6.971	660	82.44
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	1	20,642	0.01	12.950	603	95.00
Fixed - 10 Year	1	20,805	0.01	10.990	561	95.00
Fixed - 15 Year	14	836,490	0.25	8.711	649	82.18
Fixed - 20 Year	6	482,514	0.14	10.818	628	100.00
Fixed - 30 Year	224	37,202,923	11.04	8.245	656	90.59
Balloon - 10/30	1	92,767	0.03	8.380	681	100.00
Balloon - 15/30	79	6,828,591	2.03	9.921	671	99.31
Balloon - 20/30	3	348,853	0.10	8.809	647	93.96
ARM - 2 Year/6 Month	330	154,025,333	45.71	6.904	620	82.01
ARM - 2 Year/6 Month IO	245	114,180,400	33.89	6.179	657	80.98
ARM - 3 Year/6 Month	13	6,481,938	1.92	6.393	634	73.62
ARM - 3 Year/6 Month IO	24	10,495,906	3.11	5.947	665	82.27
ARM - 5 Year/6 Month	11	5,179,059	1.54	6.289	673	81.75
ARM - 5 Year/6 Month IO	2	754,305	0.22	6.536	638	80.87
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	26	839,881	0.25	10.990	617	94.07
50,000.01 - 100,000.00	162	13,321,494	3.95	10.097	661	99.24
100,000.01 - 150,000.00	96	11,419,974	3.39	9.619	665	99.81
150,000.01 - 200,000.00	6	961,559	0.29	9.658	639	99.34
350,000.01 - 400,000.00	202	76,692,702	22.76	6.648	632	81.08
400,000.01 - 450,000.00	160	67,418,126	20.01	6.505	640	82.31
450,000.01 - 500,000.00	137	65,409,126	19.41	6.616	638	81.53
500,000.01 - 550,000.00	53	27,822,859	8.26	6.605	640	81.76
550,000.01 - 600,000.00	54	31,252,143	9.27	6.518	644	83.30
600,000.01 - 650,000.00	17	10,572,990	3.14	6.280	664	80.87
650,000.01 - 700,000.00	15	10,162,110	3.02	6.421	650	75.78
700,000.01 - 750,000.00	8	5,908,968	1.75	6.704	632	82.32
750,000.01 - 800,000.00	2	1,564,846	0.46	6.123	656	79.73
800,000.01 - 850,000.00	13	10,774,452	3.20	6.701	628	82.86
850,000.01 - 900,000.00	1	864,582	0.26	6.380	617	56.30
950,000.01 - 1,000,000.00	2	1,964,715	0.58	5.937	655	61.41
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	26	839,881	0.25	10.990	617	94.07
50,000.01 - 100,000.00	162	13,321,494	3.95	10.097	661	99.24
100,000.01 - 150,000.00	96	11,419,974	3.39	9.619	665	99.81
150,000.01 - 200,000.00	6	961,559	0.29	9.658	639	99.34
350,000.01 - 400,000.00	205	77,891,622	23.12	6.640	633	81.12
400,000.01 - 450,000.00	157	66,219,207	19.65	6.511	639	82.30
450,000.01 - 500,000.00	137	65,409,126	19.41	6.616	638	81.53
500,000.01 - 550,000.00	53	27,822,859	8.26	6.605	640	81.76
550,000.01 - 600,000.00	54	31,252,143	9.27	6.518	644	83.30
600,000.01 - 650,000.00	17	10,572,990	3.14	6.280	664	80.87
650,000.01 - 700,000.00	15	10,162,110	3.02	6.421	650	75.78
700,000.01 - 750,000.00	8	5,908,968	1.75	6.704	632	82.32
750,000.01 - 800,000.00	2	1,564,846	0.46	6.123	656	79.73
800,000.01 - 850,000.00	13	10,774,452	3.20	6.701	628	82.86
850,000.01 - 900,000.00	1	864,582	0.26	6.380	617	56.30
950,000.01 - 1,000,000.00	2	1,964,715	0.58	5.937	655	61.41
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	1	20,642	0.01	12.950	603	95.00
61 - 120	2	113,572	0.03	8.858	659	99.08
121 - 180	93	7,665,081	2.27	9.789	669	97.44
181 - 240	9	831,367	0.25	9.975	636	97.47
301 - 360	849	328,319,864	97.44	6.753	640	82.46
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	13	5,834,917	1.73	4.982	698	80.16
5.000 - 5.499	32	15,610,319	4.63	5.327	660	76.42
5.500 - 5.999	144	66,584,837	19.76	5.771	660	80.86
6.000 - 6.499	131	61,729,470	18.32	6.263	648	80.17
6.500 - 6.999	182	86,051,178	25.54	6.746	634	81.68
7.000 - 7.499	71	33,037,055	9.80	7.254	620	83.95
7.500 - 7.999	65	28,167,297	8.36	7.733	611	86.21
8.000 - 8.499	25	8,024,923	2.38	8.233	582	81.81
8.500 - 8.999	55	8,362,103	2.48	8.760	638	93.19
9.000 - 9.499	36	4,594,543	1.36	9.232	656	95.31
9.500 - 9.999	65	6,826,201	2.03	9.764	646	95.86
10.000 - 10.499	24	2,912,196	0.86	10.209	643	89.67
10.500 - 10.999	58	5,404,467	1.60	10.812	628	96.73
11.000 - 11.499	25	1,949,347	0.58	11.167	651	99.47
11.500 - 11.999	16	1,151,924	0.34	11.707	639	99.14
12.000 - 12.499	4	196,590	0.06	12.170	592	97.90
12.500 - 12.999	7	469,239	0.14	12.611	630	99.56
13.000 - 13.499	1	43,920	0.01	13.125	0	90.00
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	5	3,057,395	0.91	6.122	616	43.23
50.01 - 55.00	4	2,522,817	0.75	6.508	623	54.37
55.01 - 60.00	4	2,120,100	0.63	6.200	630	56.01
60.01 - 65.00	12	5,366,449	1.59	6.853	610	63.74
65.01 - 70.00	25	12,554,658	3.73	7.339	615	68.52
70.01 - 75.00	30	14,183,118	4.21	6.850	603	74.36
75.01 - 80.00	360	164,617,515	48.86	6.340	648	79.78
80.01 - 85.00	64	29,905,637	8.88	6.600	618	84.47
85.01 - 90.00	132	55,688,010	16.53	6.748	634	89.68
90.01 - 95.00	51	14,044,759	4.17	7.486	643	94.60
95.01 - 100.00	267	32,890,067	9.76	9.283	668	99.92
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
N/A	1	43,920	0.01	13.125	N/A	90.00
500 - 524	19	8,499,314	2.52	8.119	515	76.31
525 - 549	28	11,498,477	3.41	7.495	533	80.22
550 - 574	50	19,795,823	5.87	7.145	561	80.54
575 - 599	96	34,667,602	10.29	6.996	587	81.52
600 - 624	127	48,862,616	14.50	6.738	612	82.46
625 - 649	195	69,062,159	20.50	6.776	637	83.62
650 - 674	169	56,478,534	16.76	6.793	663	83.15
675 - 699	144	44,331,602	13.16	6.739	686	84.78
700 - 724	65	22,869,620	6.79	6.373	711	83.48
725 - 749	27	8,624,463	2.56	6.565	736	85.02
750 - 774	17	6,334,367	1.88	6.690	760	83.35
775 - 799	15	5,317,690	1.58	6.332	786	81.95
800 - 824	1	564,339	0.17	7.100	815	95.00
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	590	206,902,932	61.40	6.735	641	82.32
New York	96	35,581,256	10.56	6.948	661	84.23
New Jersey	42	15,689,395	4.66	7.136	633	81.50
Florida	42	15,198,635	4.51	7.225	631	84.34
Maryland	26	9,887,481	2.93	6.737	595	81.46
Virginia	26	8,398,070	2.49	6.990	629	84.95
Arizona	14	4,992,552	1.48	6.887	633	85.37
Illinois	11	4,590,852	1.36	6.845	625	83.17
Massachusetts	13	4,458,122	1.32	6.781	637	80.72
Colorado	12	3,730,914	1.11	6.655	634	85.68
Nevada	11	3,563,508	1.06	6.619	613	83.45
Georgia	13	3,523,532	1.05	7.290	651	84.08
Washington	13	3,478,946	1.03	6.933	669	84.85
Connecticut	9	3,325,870	0.99	6.644	654	76.49
Hawaii	6	2,247,916	0.67	7.050	683	86.56
Ohio	6	1,703,442	0.51	6.825	624	85.54
Minnesota	3	1,624,761	0.48	7.175	602	88.06

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Texas	4	1,114,328	0.33	7.370	641	82.77
South Carolina	4	1,098,971	0.33	6.865	642	84.00
North Carolina	2	921,027	0.27	7.500	677	93.78
New Mexico	2	874,107	0.26	6.843	611	79.64
Michigan	2	833,230	0.25	7.208	675	89.84
Kansas	1	811,028	0.24	7.450	610	95.00
Oregon	2	616,332	0.18	6.920	659	90.26
Pennsylvania	1	499,373	0.15	8.350	508	64.52
Indiana	1	488,971	0.15	7.300	691	90.00
Oklahoma	1	399,600	0.12	7.150	584	80.00
Wisconsin	1	395,374	0.12	7.200	585	90.00
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	918	321,863,640	95.52	6.812	640	82.89
Investment	29	11,288,242	3.35	7.221	637	79.93
Second Home	7	3,798,644	1.13	7.252	649	87.56
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	496	183,296,915	54.40	6.579	628	83.14
Stated Documentation	444	147,828,329	43.87	7.142	656	82.48
Limited Documentation	14	5,825,282	1.73	6.866	615	82.69
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	567	175,926,132	52.21	6.885	658	84.54
Refinance - Cashout	370	153,999,209	45.70	6.776	620	81.05
Refinance - Rate Term	17	7,025,186	2.08	6.698	649	79.55
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family Residence	809	290,759,300	86.29	6.797	636	82.54
Condo	57	20,030,703	5.94	6.806	664	82.59
2-4 Family	45	15,783,754	4.68	7.344	665	87.64
PUD	43	10,376,770	3.08	7.053	682	84.60
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
September 2006	1	411,304	0.14	7.700	585	85.00
October 2006	2	936,470	0.32	6.687	605	80.00
November 2006	18	8,494,796	2.92	7.061	602	81.64
December 2006	60	28,189,155	9.68	6.434	624	80.85
January 2007	420	196,717,829	67.57	6.548	636	81.63
February 2007	73	33,085,677	11.37	6.862	657	81.67
March 2007	1	370,500	0.13	8.150	579	95.00
December 2007	3	1,660,613	0.57	7.434	625	82.08
January 2008	26	11,884,358	4.08	5.915	662	77.39
February 2008	8	3,432,873	1.18	6.181	637	82.92
November 2009	1	378,439	0.13	5.875	677	80.00
December 2009	1	471,898	0.16	5.630	719	80.00
January 2010	9	4,203,474	1.44	6.340	669	82.32
February 2010	2	879,552	0.30	6.791	638	80.00
Total:	**625**	**291,116,941**	**100.00**	**6.562**	**638**	**81.42**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.000 - 3.499	1	395,920	0.14	4.875	755	80.00
3.500 - 3.999	3	1,339,536	0.46	5.762	685	80.00
4.000 - 4.499	13	6,037,370	2.07	5.947	677	74.91
4.500 - 4.999	17	7,542,175	2.59	6.026	656	80.00
5.000 - 5.499	11	5,530,210	1.90	6.622	646	80.47
5.500 - 5.999	45	20,092,378	6.90	6.252	656	82.50
6.000 - 6.499	64	30,012,000	10.31	5.674	656	77.56
6.500 - 6.999	456	213,318,299	73.28	6.741	629	82.11
7.000 - 7.499	11	4,887,054	1.68	6.942	684	81.63
7.500 - 7.999	4	1,962,000	0.67	7.591	702	83.30
Total:	**625**	**291,116,941**	**100.00**	**6.562**	**638**	**81.42**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500 - 10.999	1	395,920	0.14	4.875	755	80.00
11.000 - 11.499	4	2,059,394	0.71	5.618	710	80.00
11.500 - 11.999	42	18,104,945	6.22	5.637	681	81.02
12.000 - 12.499	57	26,766,593	9.19	5.766	669	77.79
12.500 - 12.999	145	67,435,994	23.16	5.988	654	80.55
13.000 - 13.499	108	51,934,967	17.84	6.400	636	80.44
13.500 - 13.999	130	61,640,044	21.17	6.778	626	82.14
14.000 - 14.499	58	26,425,592	9.08	7.308	613	85.12
14.500 - 14.999	56	26,101,444	8.97	7.794	606	86.48
15.000 - 15.499	13	5,787,613	1.99	8.220	565	76.70
15.500 - 15.999	4	1,653,853	0.57	8.720	598	83.04
16.000 - 16.499	2	777,460	0.27	9.071	533	72.86
16.500 - 16.999	2	765,621	0.26	9.851	516	70.00
17.000 - 17.499	2	884,276	0.30	10.389	650	68.57
17.500 - 17.999	1	383,225	0.13	10.990	524	65.00
Total:	**625**	**291,116,941**	**100.00**	**6.562**	**638**	**81.42**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	14	6,683,488	2.30	5.223	694	78.28
5.000 - 5.499	32	15,610,319	5.36	5.327	660	76.42
5.500 - 5.999	136	62,439,177	21.45	5.759	659	80.78
6.000 - 6.499	123	58,105,881	19.96	6.264	647	80.29
6.500 - 6.999	164	76,621,507	26.32	6.746	632	81.97
7.000 - 7.499	69	32,173,421	11.05	7.256	619	83.82
7.500 - 7.999	55	25,855,398	8.88	7.719	609	85.98
8.000 - 8.499	16	7,084,539	2.43	8.238	568	79.40
8.500 - 8.999	9	3,732,630	1.28	8.695	580	85.13
9.000 - 9.499	2	777,460	0.27	9.071	533	72.86
9.500 - 9.999	2	765,621	0.26	9.851	516	70.00
10.000 - 10.499	2	884,276	0.30	10.389	650	68.57
10.500 - 10.999	1	383,225	0.13	10.990	524	65.00
Total:	**625**	**291,116,941**	**100.00**	**6.562**	**638**	**81.42**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.500	2	890,000	0.31	6.722	729	77.47
2.000	1	418,632	0.14	6.650	623	84.99
3.000	622	289,808,309	99.55	6.562	637	81.43
Total:	**625**	**291,116,941**	**100.00**	**6.562**	**638**	**81.42**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	126	56,775,867	19.50	6.598	658	80.78
1.500	499	234,341,074	80.50	6.553	633	81.57
Total:	**625**	**291,116,941**	**100.00**	**6.562**	**638**	**81.42**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	5	2,415,200	0.83	6.638	667	83.61
6.000 - 6.499	119	53,422,483	18.35	6.595	658	80.63
7.000 - 7.499	501	235,279,258	80.82	6.554	633	81.58
Total:	**625**	**291,116,941**	**100.00**	**6.562**	**638**	**81.42**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	141	47,422,599	14.07	7.340	638	83.17
12	120	45,912,191	13.63	6.977	651	82.21
24	615	213,101,311	63.24	6.737	638	83.06
36	77	30,470,507	9.04	6.465	642	81.73
60	1	43,920	0.01	13.125	N/A	90.00
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading	
Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786
ABS Banking	
Sue Valenti	212-250-3455
Doug Nicholson	212-250-0865
Daniel Murray	212-250-0864
ABS Structuring	
Bill Yeung	212-250-6893
Chris Sudol	212-250-0507
ABS Collateral	
Steve Lumer	212-250-0115
Andrew McDermott	212-250-3978

The following is a Term Sheet. All terms and statements are subject to change.

REVISED TERM SHEET

Ace Securities Corp

$1,189,048,000 *(Approximate)*

Home Equity Loan Trust

Series 2005-HE2

Ace Securities Corp
(Depositor)

Deutsche Bank 

March 10, 2005

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof and supersedes any previous information delivered to you by DBSI. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

REVISED TERM SHEET DATED March 10, 2005

Ace Securities Corp.
Home Equity Loan Trust, Series 2005-HE2
$1,189,048,000 *(Approximate)*
Subject to 10% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window (months)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / M / F
Offered Certificates:								
A-1	680,515,000	Float	2.22	1-86	0	ACT/360	April 2035	AAA / Aaa / AAA
A-2A	150,700,000	Float	0.88	1-23	0	ACT/360	March 2014	AAA / Aaa / AAA
A-2B	69,743,000	Float	2.76	23-58	0	ACT/360	April 2035	AAA / Aaa / AAA
A-2C	39,177,000	Float	6.44	58-86	0	ACT/360	April 2035	AAA / Aaa / AAA
M-1	70,769,000	Float	5.00	43-86	0	ACT/360	April 2035	AA+ / Aa1 / AA+
M-2	39,045,000	Float	4.90	41-86	0	ACT/360	April 2035	AA / Aa2 / AA
M-3	23,793,000	Float	4.86	40-86	0	ACT/360	April 2035	AA- / Aa3 / AA-
M-4	21,353,000	Float	4.84	40-86	0	ACT/360	April 2035	A+ / A1 / A+
M-5	20,743,000	Float	4.82	39-86	0	ACT/360	April 2035	A+ / A2 / A+
M-6	18,302,000	Float	4.82	38-86	0	ACT/360	April 2035	A / A3 / A
M-7	15,252,000	Float	4.80	38-86	0	ACT/360	April 2035	BBB+ / Baa1 / A-
M-8	15,252,000	Float	4.80	38-86	0	ACT/360	April 2035	BBB+ / Baa2 / BBB+
M-9	12,202,000	Float	4.79	37-86	0	ACT/360	April 2035	BBB / Baa3 / BBB
M-10	12,202,000	Float	4.77	37-86	0	ACT/360	April 2035	BBB- / Ba2 / BBB-
Total	$1,189,048,000							
Non-Offered Certificates:								
B-1	16,472,000	Float				* Not Offered *		
B-2	7,321,000	Float				* Not Offered *		
Total Certificates	**$1,212,841,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Certificates: The Class A-1 Certificates (the "Class A-1 Certificates") and the Class A-2A, Class A-2B and Class A-2C Certificates (collectively, the "Class A-2 Certificates"; and together with the Class A-1 Certificates, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates (collectively, the "Mezzanine Certificates"); and the Class B-1 and Class B-2 Certificates (the "Subordinate Certificates"). The Class A-1 Certificates are backed by conforming principal balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed rate and adjustable-rate first and second lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates are backed by the Group I Mortgage Loans and Group II Mortgage Loans (collectively, the "Mortgage Loans"). The Subordinate Certificates are backed by all of the Mortgage Loans.

Transaction Overview

Certificates (Continued): The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Subordinate Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate.

Collateral: As of the Cut-off Date, the Mortgage Loans will consist of approximately 6,553 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,220,163,250 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 5,599 conforming principal balance fixed and adjustable-rate Mortgage Loans totaling approximately $883,212,724 and the Group II Mortgage Loans will represent approximately 954 non-conforming principal balance fixed and adjustable-rate Mortgage Loans totaling approximately $336,950,526.

Class A Certificates: Class A-1, Class A-2A, Class A-2B and Class A-2C Certificates

Class M Certificates: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates

Subordinate Certificates: Class B-1 and Class B-2 Certificates

Depositor: Ace Securities Corp. ("Ace")

Originators:

Originator	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fremont	1,012,150,855	82.95
Other	208,012,395	17.05
Total	**$1,220,163,250**	**100.00%**

Master Servicer: Wells Fargo Bank, National Association

Servicer: Ocwen Federal Bank FSB

Trustee: HSBC Bank USA, National Association

Custodian: Wells Fargo Bank, National Association

Credit Risk Manager: The Murrayhill Company

Underwriter: Deutsche Bank Securities Inc.

Cut-off Date: March 1, 2005

Expected Pricing: Week of March 7, 2005

Expected Closing Date: On or about March 29, 2005

Record Date: The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.

Distribution Date: 25th day of each month (or the next business day if such day is not a business day) commencing in April 2005.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be (i) with respect to principal prepayments in full, the period from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date and (ii) with respect to principal prepayments in part, the calendar month immediately preceding the month in which the Distribution Date occurs.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicer and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.5165% for the Mortgage Loans.
Compensating Interest:	The Servicer will be required to cover Prepayment Interest Shortfalls on the Mortgage Loans up to the Servicing Fee.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Optional Termination:	On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than or equal to 10% of their aggregate outstanding principal balance as of the Cut-off Date, the Master Servicer may repurchase the Mortgage Loans remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.

Transaction Overview (Cont.)

Monthly Servicer Advances: The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicer and the Master Servicer are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Credit Enhancement:
1) Excess Interest;
2) Overcollateralization ("OC"); and
3) Subordination; and

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B-2 Certificates, fourth, to the Class B-1 Certificates, fifth, to the Class M-10 Certificates, sixth, to the Class M-9 Certificates, seventh, to the Class M-8 Certificates, eighth, to the Class M-7 Certificates, ninth, to the Class M-6 Certificates, tenth, to the Class M-5 Certificates, eleventh, to the Class M-4 Certificates, twelfth, to the Class M-3 Certificates, thirteenth, to the Class M-2 Certificates and fourteenth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Subordinate Certificates and the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest and such amounts will not be reinstated thereafter. However, the amount of any Realized Losses allocated to the Subordinate Certificates and the Mezzanine Certificates may be distributed to such certificates on a subordinated basis on any Distribution Date from Net Monthly Excess Cashflow, if any is available for such distribution.

Required Overcollateralization Amount: Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be approximately 0.60% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 1.20% of the aggregate principal balance of the Mortgage Loans as of the end of such Due Period, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date; provided, however, that if a Class A-2A Accelerated Amortization Event is in effect, the Required Overcollateralization Amount will be increased. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in April 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 45.90%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(S / M / F)	Initial CE %	CE % On/After Step Down Date
A	AAA/Aaa/AAA	22.95%	45.90%
M-1	AA+/Aa1/AA+	17.15%	34.30%
M-2	AA/Aa2/AA	13.95%	27.90%
M-3	AA-/Aa3/AA-	12.00%	24.00%
M-4	A+/A1/A+	10.25%	20.50%
M-5	A+/A2/A+	8.55%	17.10%
M-6	A/A3/A	7.05%	14.10%
M-7	BBB+/Baa1/A-	5.80%	11.60%
M-8	BBB+/Baa2/BBB+	4.55%	9.10%
M-9	BBB/Baa3/BBB	3.55%	7.10%
M-10	BBB-/Ba2/BBB-	2.55%	5.10%
B-1	BB+/Ba3/BB+	1.20%	2.40%
B-2	BB/NR/BB	0.60%	1.20%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (w) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (x) with respect to the Mezzanine Certificates and the Subordinate Certificates, the Interest Distribution Amount for such Distribution Date and (y) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results

Transaction Overview (Cont.)

Net WAC Pass-Through Rate (Continued):	of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates. Subordinate Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series 2005-HE2 Certificates is limited by the related Net WAC Pass-Through Rate, such class will be entitled to the "Net WAC Rate Carryover Amount" which will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Group I Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts in respect of the Class A-1, Mezzanine and Subordinate Certificates as described herein. The Group I Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.00% the payment due will be calculated as if one-month LIBOR was 10.00%); (2) the related scheduled notional amount, which is based on the lesser of (i) the expected amortization of the Group I Mortgage Loans and (ii) the aggregate Certificate Principal Balance of the Class A-1, Mezzanine, Subordinate Certificates, and Class CE Certificates, and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360.
Group II Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts in respect of the Class A-2, Mezzanine and Subordinate Certificates as described herein. The Group II Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date; (2) the related scheduled notional amount, which is based on the lesser of (i) the expected amortization of the Group II Mortgage Loans and (ii) the aggregate Certificate Principal Balance of the Class A-2, Mezzanine, Subordinate Certificates, and Class CE Certificates, and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360.

Transaction Overview (Cont.)

Available Distribution Amount:	For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicer or the Master Servicer in respect of Prepayment Interest Shortfalls for the related Due Period; and (v) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover Amounts on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates.
Class A Principal Distribution Amount:	Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately a 45.90% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage). The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates together, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date. Principal distributions to the Class A-2 Certificates will be allocated sequentially to the Class A-2A, Class A-2B, and Class A-2C, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.
Class M Principal Distribution Amount:	The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 34.30% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 27.90% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 24.00% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches approximately a 20.50% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches approximately a 17.10% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage), sixth to the Class M-6 Certificates until it reaches approximately a 14.10% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage), seventh to the Class M-7 Certificates until it reaches approximately a 11.60% Credit Enhancement Percentage (2x the Class M-7 Initial Credit Enhancement Percentage), eighth to the Class M-8 Certificates until it reaches approximately a 9.10% Credit Enhancement Percentage (2x the Class M-8 Initial Credit Enhancement Percentage), ninth to the Class M-9 Certificates until it reaches approximately a 7.10% Credit Enhancement Percentage (2x the Class M-9 Initial Credit Enhancement Percentage) and tenth to the Class M-10 Certificates until it reaches approximately a 5.10% Credit Enhancement Percentage (2x the Class M-10 Initial Credit Enhancement Percentage)

Transaction Overview (Cont.)

Class B Principal Distribution Amount: The Subordinate Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Subordinate Certificates, first to the Class B-1 Certificates until it reaches approximately a 2.40% Credit Enhancement Percentage (2x the Class B-1 Initial Credit Enhancement Percentage) and second to the Class B-2 Certificates until it reaches approximately a 1.20% Credit Enhancement Percentage (2x the Class B-2 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then to the Subordinate Certificates in their order of seniority until the Certificate Principal Balance of each such class has been reduced to zero.

Class A-2A Accelerated Amortization Event: Beginning on the Distribution Date in March, 2012 and for any Distribution Date thereafter, if the Certificate Principal Balance of the Class A-2A Certificates following application of the related Class A Principal Distribution Amount on any such Distribution Date exceeds the Class A-2A targeted principal balance for such Distribution Date then a Class A-2A Accelerated Amortization Event will be in effect for such Distribution Date and will remain in effect for each Distribution Date thereafter until the Class A-2A Certificate Principal Balance has been reduced to zero.

Class A-2A Accelerated Amortization Amount: With respect to any Distribution Date on which a Class A-2A Accelerated Amortization Event is in effect, the Class A-2A Certificates will be entitled to receive the Class A-2A Accelerated Amortization Amount as an additional payment of principal to the extent of funds available. The Class A-2A Accelerated Amortization Amount will be equal to the lesser of (i) the sum of (a) the principal remittance amount with respect to the Mortgage Loans remaining after payment of the Class A Principal Distribution Amount and (b) the amount remaining after payments described in items (1) through (11) under "Payment Priority" below and (ii) the Class A-2A Certificate Principal Balance on such Distribution Date (after the application of the related Class A Principal Distribution Amount on such Distribution Date).

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M & B	1.5 x Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 34.25% of the Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
April 2008 to March 2009	2.75%, plus 1/12th of 1.75% for each month thereafter
April 2009 to March 2010	4.50%, plus 1/12th of 0.50% for each month thereafter
April 2010 to March 2011	5.00%, plus 1/12th of 1.25% for each month thereafter
April 2011 and thereafter	6.25%

Transaction Overview (Cont.)

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest to the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date, then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates, on a sequential basis, and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Class B Certificates on a sequential basis.
2. To pay principal to the Class A Certificates in accordance with the principal payment provisions described above.
3. If a Class A-2A Accelerated Amortization Event is in effect for such Distribution Date, an amount equal to the lesser of (i) the amount of principal with respect to the Mortgage Loans remaining after payment of the Class A Principal Distribution Amount and (ii) the Certificate Principal Balance of the Class A-2A Certificates as an additional payment of principal until the Certificate Principal Balance of the Class A-2A Certificates has been reduced to zero.
4. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
5. To pay principal to the Subordinate Certificates in accordance with the principal payment provisions described above.
6. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
7. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
8. From excess interest, if any, to pay the Interest Carry Forward Amount on the Subordinate Certificates, on a sequential basis.
9. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates, on a sequential basis.
10. From excess interest, if any, to pay the allocated Realized Losses on the Subordinate Certificates, on a sequential basis.
11. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates in the same order of priority as described in 1 above.
12. If a Class A-2A Accelerated Amortization Event is in effect for such Distribution Date, an amount equal to the Class A-2A Accelerated Amortization Amount (after taking in to account payments made pursuant to clause (3) above) will be paid to the Class A-2A Certificates as an additional payment of principal until the Certificate Principal Balance of the Class A-2A Certificates has been reduced to zero.
13. To pay any remaining amount to the non-offered certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Group I Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
4/25/2005	NA	NA	NA
5/25/2005	861,451,000	6.733	10.000
6/25/2005	840,069,000	6.518	10.000
7/25/2005	819,052,000	6.737	10.000
8/25/2005	798,388,000	6.521	10.000
9/25/2005	778,066,000	6.523	10.000
10/25/2005	758,074,000	6.742	10.000
11/25/2005	738,404,000	6.526	10.000
12/25/2005	719,049,000	6.744	10.000
1/25/2006	700,002,000	6.528	10.000
2/25/2006	681,260,000	6.528	10.000
3/25/2006	663,014,000	7.228	10.000
4/25/2006	645,256,000	6.530	10.000
5/25/2006	627,974,000	6.748	10.000
6/25/2006	611,154,000	6.531	10.000
7/25/2006	594,783,000	6.749	10.000
8/25/2006	578,851,000	6.532	10.000
9/25/2006	563,345,000	6.532	10.000
10/25/2006	548,254,000	6.751	10.000
11/25/2006	533,566,000	6.534	10.000
12/25/2006	519,271,000	6.764	10.000
1/25/2007	505,359,000	6.555	10.000
2/25/2007	491,819,000	8.774	10.000
3/25/2007	478,717,000	9.713	10.000
4/25/2007	465,964,000	8.772	10.000
5/25/2007	453,550,000	9.063	10.000
6/25/2007	441,466,000	8.773	10.000
7/25/2007	429,703,000	9.068	10.000
8/25/2007	418,253,000	9.828	10.000
9/25/2007	407,148,000	9.826	10.000
10/25/2007	396,337,000	10.000	10.000
11/25/2007	385,813,000	9.822	10.000
12/25/2007	375,568,000	10.000	10.000
1/25/2008	365,594,000	9.826	10.000

Group II Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)
4/25/2005	NA	NA
5/25/2005	328,619,000	6.320
6/25/2005	320,439,000	6.120
7/25/2005	312,403,000	6.328
8/25/2005	304,506,000	6.128
9/25/2005	296,745,000	6.131
10/25/2005	289,116,000	6.338
11/25/2005	281,614,000	6.136
12/25/2005	274,236,000	6.343
1/25/2006	266,980,000	6.140
2/25/2006	259,850,000	6.142
3/25/2006	252,910,000	6.801
4/25/2006	246,154,000	6.144
5/25/2006	239,580,000	6.350
6/25/2006	233,180,000	6.147
7/25/2006	226,952,000	6.353
8/25/2006	220,890,000	6.149
9/25/2006	214,990,000	6.150
10/25/2006	209,248,000	6.357
11/25/2006	203,659,000	6.153
12/25/2006	198,219,000	6.359
1/25/2007	192,925,000	6.189
2/25/2007	187,772,000	8.140
3/25/2007	182,763,000	9.298
4/25/2007	177,887,000	8.398
5/25/2007	173,141,000	8.677
6/25/2007	168,521,000	8.397
7/25/2007	164,025,000	8.689
8/25/2007	159,649,000	9.356
9/25/2007	155,405,000	9.441
10/25/2007	151,274,000	9.755
11/25/2007	147,252,000	9.439
12/25/2007	143,337,000	9.752
1/25/2008	139,527,000	9.456

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	20.90	4.36	2.22	1.55	1.03
	First Payment Date	Apr-05	Apr-05	Apr-05	Apr-05	Apr-05
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Oct-07
A-2A	Avg Life	7.35	1.68	0.88	0.69	0.52
	First Payment Date	Apr-05	Apr-05	Apr-05	Apr-05	Apr-05
	Last Payment Date	Dec-13	Nov-08	Feb-07	Sep-06	Apr-06
A-2B	Avg Life	17.48	5.78	2.76	1.98	1.46
	First Payment Date	Jul-19	Nov-08	Feb-07	Sep-06	Apr-06
	Last Payment Date	Sep-25	Jun-14	Jan-10	Oct-07	Feb-07
A-2C	Avg Life	22.09	12.22	6.44	4.10	2.22
	First Payment Date	Sep-25	Jun-14	Jan-10	Oct-07	Feb-07
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Oct-07
M-1	Avg Life	28.41	8.89	5.00	4.92	4.05
	First Payment Date	Jul-32	Jun-09	Oct-08	Jun-09	Oct-07
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09
M-2	Avg Life	27.63	8.89	4.90	4.43	3.96
	First Payment Date	Nov-31	Jun-09	Aug-08	Jan-09	Nov-08
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09
M-3	Avg Life	27.40	8.89	4.86	4.27	3.67
	First Payment Date	Jul-31	Jun-09	Jul-08	Nov-08	Aug-08
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09
M-4	Avg Life	27.28	8.89	4.84	4.19	3.52
	First Payment Date	Apr-31	Jun-09	Jul-08	Oct-08	Jun-08
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09
M-5	Avg Life	27.20	8.89	4.82	4.12	3.41
	First Payment Date	Jan-31	Jun-09	Jun-08	Aug-08	Apr-08
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09

Sensitivity Table
To 10% Call (Continued)

	Fixed>> Arm>>	0% PPC 0% CPR	55% PPC 15% CPR	100% PPC 28% CPR	125% PPC 35% CPR	160% PPC 45% CPR
M-6	Avg Life	27.14	8.89	4.82	4.07	3.32
	First Payment Date	Nov-30	Jun-09	May-08	Jul-08	Mar-08
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09
M-7	Avg Life	27.09	8.89	4.80	4.04	3.26
	First Payment Date	Oct-30	Jun-09	May-08	Jun-08	Feb-08
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09
M-8	Avg Life	27.06	8.89	4.80	4.00	3.21
	First Payment Date	Sep-30	Jun-09	May-08	Jun-08	Jan-08
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09
M-9	Avg Life	27.03	8.89	4.79	3.98	3.18
	First Payment Date	Aug-30	Jun-09	Apr-08	May-08	Dec-07
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09
M-10	Avg Life	27.01	8.89	4.77	3.96	3.14
	First Payment Date	Jul-30	Jun-09	Apr-08	May-08	Dec-07
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09
B-1	Avg Life	26.87	8.45	4.53	3.75	2.97
	First Payment Date	Jun-30	Jun-09	Apr-08	Apr-08	Nov-07
	Last Payment Date	Jan-34	Sep-18	May-12	Sep-10	Apr-09
B-2	Avg Life	26.00	6.74	3.63	3.17	2.66
	First Payment Date	May-30	Jun-09	Apr-08	Apr-08	Nov-07
	Last Payment Date	Oct-32	Aug-14	Feb-10	Jan-09	Dec-07

Sensitivity Table
To Maturity

	Fixed>> / Arm>>	0% PPC / 0% CPR	55% PPC / 15% CPR	100% PPC / 28% CPR	125% PPC / 35% CPR	160% PPC / 45% CPR
A-1	Avg Life	20.93	4.67	2.42	1.71	1.03
	First Payment Date	Apr-05	Apr-05	Apr-05	Apr-05	Apr-05
	Last Payment Date	Jan-35	May-31	Mar-21	Nov-17	Oct-07
A-2A	Avg Life	7.35	1.68	0.88	0.69	0.52
	First Payment Date	Apr-05	Apr-05	Apr-05	Apr-05	Apr-05
	Last Payment Date	Dec-13	Nov-08	Feb-07	Sep-06	Apr-06
A-2B	Avg Life	17.48	5.78	2.76	1.98	1.46
	First Payment Date	Jul-19	Nov-08	Feb-07	Sep-06	Apr-06
	Last Payment Date	Sep-25	Jun-14	Jan-10	Oct-07	Feb-07
A-2C	Avg Life	22.13	14.29	7.75	5.14	2.22
	First Payment Date	Sep-25	Jun-14	Jan-10	Oct-07	Feb-07
	Last Payment Date	Jan-35	May-31	Mar-21	Nov-17	Oct-07
M-1	Avg Life	28.62	9.74	5.53	5.34	5.84
	First Payment Date	Jul-32	Jun-09	Oct-08	Jun-09	Oct-07
	Last Payment Date	Dec-34	Dec-28	Jan-19	Jan-16	Jul-14
M-2	Avg Life	27.73	9.71	5.41	4.84	4.28
	First Payment Date	Nov-31	Jun-09	Aug-08	Jan-09	Nov-08
	Last Payment Date	Dec-34	Nov-27	Mar-18	Apr-15	Aug-12
M-3	Avg Life	27.50	9.69	5.35	4.66	3.95
	First Payment Date	Jul-31	Jun-09	Jul-08	Nov-08	Aug-08
	Last Payment Date	Nov-34	Dec-26	Jul-17	Oct-14	Apr-12
M-4	Avg Life	27.38	9.66	5.31	4.57	3.79
	First Payment Date	Apr-31	Jun-09	Jul-08	Oct-08	Jun-08
	Last Payment Date	Nov-34	May-26	Feb-17	Jun-14	Jan-12
M-5	Avg Life	27.30	9.62	5.27	4.48	3.66
	First Payment Date	Jan-31	Jun-09	Jun-08	Aug-08	Apr-08
	Last Payment Date	Nov-34	Aug-25	Aug-16	Feb-14	Sep-11

Sensitivity Table
To Maturity (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
M-6	Avg Life	27.23	9.57	5.23	4.40	3.55
	First Payment Date	Nov-30	Jun-09	May-08	Jul-08	Mar-08
	Last Payment Date	Oct-34	Oct-24	Feb-16	Sep-13	Jun-11
M-7	Avg Life	27.18	9.51	5.16	4.34	3.47
	First Payment Date	Oct-30	Jun-09	May-08	Jun-08	Feb-08
	Last Payment Date	Sep-34	Dec-23	Jul-15	Mar-13	Feb-11
M-8	Avg Life	27.14	9.41	5.11	4.25	3.39
	First Payment Date	Sep-30	Jun-09	May-08	Jun-08	Jan-08
	Last Payment Date	Aug-34	Dec-22	Dec-14	Sep-12	Sep-10
M-9	Avg Life	27.10	9.27	5.02	4.17	3.31
	First Payment Date	Aug-30	Jun-09	Apr-08	May-08	Dec-07
	Last Payment Date	Jul-34	Sep-21	Mar-14	Mar-12	Apr-10
M-10	Avg Life	27.04	9.07	4.88	4.05	3.19
	First Payment Date	Jul-30	Jun-09	Apr-08	May-08	Dec-07
	Last Payment Date	May-34	Jun-20	Jun-13	Jul-11	Nov-09
B-1	Avg Life	26.87	8.45	4.53	3.75	2.97
	First Payment Date	Jun-30	Jun-09	Apr-08	Apr-08	Nov-07
	Last Payment Date	Jan-34	Oct-18	Jun-12	Oct-10	Apr-09
B-2	Avg Life	26.00	6.74	3.63	3.17	2.66
	First Payment Date	May-30	Jun-09	Apr-08	Apr-08	Nov-07
	Last Payment Date	Oct-32	Aug-14	Feb-10	Jan-09	Dec-07

Class A-1 Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate (%)**
1	4/25/2005	NA
2	5/25/2005	10.00
3	6/25/2005	10.00
4	7/25/2005	10.00
5	8/25/2005	10.00
6	9/25/2005	10.00
7	10/25/2005	10.00
8	11/25/2005	10.00
9	12/25/2005	10.00
10	1/25/2006	10.00
11	2/25/2006	10.00
12	3/25/2006	10.00
13	4/25/2006	10.00
14	5/25/2006	10.00
15	6/25/2006	10.00
16	7/25/2006	10.00
17	8/25/2006	10.00
18	9/25/2006	10.00
19	10/25/2006	10.00
20	11/25/2006	10.00
21	12/25/2006	10.00
22	1/25/2007	10.00
23	2/25/2007	10.00
24	3/25/2007	10.00
25	4/25/2007	10.00
26	5/25/2007	10.00
27	6/25/2007	10.00
28	7/25/2007	10.00
29	8/25/2007	10.00
30	9/25/2007	10.00
31	10/25/2007	10.15
32	11/25/2007	10.00
33	12/25/2007	10.15
34	1/25/2008	10.00
35	2/25/2008	10.98
36	3/25/2008	11.76
37	4/25/2008	11.00
38	5/25/2008	11.37
39	6/25/2008	11.00
40	7/25/2008	11.37
41	8/25/2008	11.77
42	9/25/2008	11.78
43	10/25/2008	12.17
44	11/25/2008	11.77
45	12/25/2008	12.16

Class A-1 Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate (%)**
46	1/25/2009	11.77
47	2/25/2009	11.81
48	3/25/2009	13.09
49	4/25/2009	11.82
50	5/25/2009	12.21
51	6/25/2009	11.81
52	7/25/2009	12.20
53	8/25/2009	11.83
54	9/25/2009	11.84
55	10/25/2009	12.23
56	11/25/2009	11.83
57	12/25/2009	12.22
58	1/25/2010	11.82
59	2/25/2010	11.84
60	3/25/2010	13.10
61	4/25/2010	11.83
62	5/25/2010	12.22
63	6/25/2010	11.82
64	7/25/2010	12.21
65	8/25/2010	11.83
66	9/25/2010	11.82
67	10/25/2010	12.21
68	11/25/2010	11.81
69	12/25/2010	12.20
70	1/25/2011	11.80
71	2/25/2011	11.81
72	3/25/2011	13.07
73	4/25/2011	11.80
74	5/25/2011	12.19
75	6/25/2011	11.79
76	7/25/2011	12.18
77	8/25/2011	11.79
78	9/25/2011	11.79
79	10/25/2011	12.18
80	11/25/2011	11.78
81	12/25/2011	12.17
82	1/25/2012	11.77
83	2/25/2012	11.77
84	3/25/2012	12.57
85	4/25/2012	11.76
86	5/25/2012	12.14

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Class A-2A, A-2B, and A-2C Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	4/25/2005	NA
2	5/25/2005	20.00
3	6/25/2005	20.00
4	7/25/2005	20.00
5	8/25/2005	20.00
6	9/25/2005	20.00
7	10/25/2005	20.00
8	11/25/2005	20.00
9	12/25/2005	20.00
10	1/25/2006	20.00
11	2/25/2006	20.00
12	3/25/2006	20.00
13	4/25/2006	20.00
14	5/25/2006	20.00
15	6/25/2006	20.00
16	7/25/2006	20.00
17	8/25/2006	20.00
18	9/25/2006	20.00
19	10/25/2006	20.00
20	11/25/2006	20.00
21	12/25/2006	20.00
22	1/25/2007	20.00
23	2/25/2007	20.00
24	3/25/2007	20.00
25	4/25/2007	20.00
26	5/25/2007	20.00
27	6/25/2007	20.00
28	7/25/2007	20.00
29	8/25/2007	20.00
30	9/25/2007	20.00
31	10/25/2007	20.00
32	11/25/2007	20.00
33	12/25/2007	20.00
34	1/25/2008	20.00
35	2/25/2008	10.50
36	3/25/2008	11.35
37	4/25/2008	10.61
38	5/25/2008	10.96
39	6/25/2008	10.61
40	7/25/2008	10.97
41	8/25/2008	11.31
42	9/25/2008	11.40
43	10/25/2008	11.77
44	11/25/2008	11.39
45	12/25/2008	11.77

Class A-2A, A-2B, and A-2C Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	1/25/2009	11.39
47	2/25/2009	11.44
48	3/25/2009	12.67
49	4/25/2009	11.44
50	5/25/2009	11.82
51	6/25/2009	11.43
52	7/25/2009	11.81
53	8/25/2009	11.46
54	9/25/2009	11.47
55	10/25/2009	11.85
56	11/25/2009	11.46
57	12/25/2009	11.84
58	1/25/2010	11.46
59	2/25/2010	11.50
60	3/25/2010	12.73
61	4/25/2010	11.49
62	5/25/2010	11.87
63	6/25/2010	11.49
64	7/25/2010	11.87
65	8/25/2010	11.50
66	9/25/2010	11.50
67	10/25/2010	11.88
68	11/25/2010	11.49
69	12/25/2010	11.87
70	1/25/2011	11.49
71	2/25/2011	11.50
72	3/25/2011	12.73
73	4/25/2011	11.49
74	5/25/2011	11.87
75	6/25/2011	11.49
76	7/25/2011	11.87
77	8/25/2011	11.50
78	9/25/2011	11.49
79	10/25/2011	11.87
80	11/25/2011	11.49
81	12/25/2011	11.87
82	1/25/2012	11.48
83	2/25/2012	11.48
84	3/25/2012	12.26
85	4/25/2012	11.47
86	5/25/2012	11.85

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Class M & Class B Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	4/25/2005	NA
2	5/25/2005	12.76
3	6/25/2005	12.76
4	7/25/2005	12.76
5	8/25/2005	12.76
6	9/25/2005	12.76
7	10/25/2005	12.76
8	11/25/2005	12.76
9	12/25/2005	12.76
10	1/25/2006	12.76
11	2/25/2006	12.76
12	3/25/2006	12.76
13	4/25/2006	12.76
14	5/25/2006	12.76
15	6/25/2006	12.76
16	7/25/2006	12.76
17	8/25/2006	12.76
18	9/25/2006	12.76
19	10/25/2006	12.76
20	11/25/2006	12.76
21	12/25/2006	12.76
22	1/25/2007	12.76
23	2/25/2007	12.76
24	3/25/2007	12.76
25	4/25/2007	12.76
26	5/25/2007	12.76
27	6/25/2007	12.76
28	7/25/2007	12.76
29	8/25/2007	12.76
30	9/25/2007	12.76
31	10/25/2007	12.87
32	11/25/2007	12.76
33	12/25/2007	12.87
34	1/25/2008	12.76
35	2/25/2008	10.85
36	3/25/2008	11.65
37	4/25/2008	10.89
38	5/25/2008	11.25
39	6/25/2008	10.89
40	7/25/2008	11.26
41	8/25/2008	11.65
42	9/25/2008	11.67
43	10/25/2008	12.06
44	11/25/2008	11.67
45	12/25/2008	12.05

Class M & Class B Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
46	1/25/2009	11.66
47	2/25/2009	11.71
48	3/25/2009	12.97
49	4/25/2009	11.71
50	5/25/2009	12.10
51	6/25/2009	11.70
52	7/25/2009	12.09
53	8/25/2009	11.73
54	9/25/2009	11.74
55	10/25/2009	12.13
56	11/25/2009	11.73
57	12/25/2009	12.12
58	1/25/2010	11.72
59	2/25/2010	11.75
60	3/25/2010	13.00
61	4/25/2010	11.74
62	5/25/2010	12.13
63	6/25/2010	11.73
64	7/25/2010	12.12
65	8/25/2010	11.74
66	9/25/2010	11.73
67	10/25/2010	12.12
68	11/25/2010	11.72
69	12/25/2010	12.11
70	1/25/2011	11.72
71	2/25/2011	11.72
72	3/25/2011	12.98
73	4/25/2011	11.72
74	5/25/2011	12.10
75	6/25/2011	11.71
76	7/25/2011	12.10
77	8/25/2011	11.71
78	9/25/2011	11.71
79	10/25/2011	12.09
80	11/25/2011	11.70
81	12/25/2011	12.08
82	1/25/2012	11.69
83	2/25/2012	11.69
84	3/25/2012	12.49
85	4/25/2012	11.68
86	5/25/2012	12.06

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)
1	378	2.7700	3.2100	378	45	575	4.7407	4.7812	504
2	346	2.9561	3.3609	328	46	564	4.7613	4.7718	485
3	335	3.1711	3.4955	294	47	565	4.7802	4.7602	485
4	346	3.2233	3.6163	301	48	598	4.7958	4.7486	537
5	335	3.4632	3.7350	265	49	565	4.6615	4.7382	498
6	334	3.5339	3.8119	257	50	576	4.6736	4.7516	514
7	345	3.6699	3.9013	256	51	566	4.6856	4.7638	496
8	334	3.7826	3.9477	232	52	577	4.6972	4.7746	512
9	344	3.8678	3.9868	237	53	566	4.7096	4.7872	496
10	333	3.9274	4.0253	217	54	566	4.7217	4.7984	495
11	332	3.9259	4.0583	216	55	577	4.7345	4.8084	511
12	364	4.0480	4.1057	246	56	567	4.7459	4.8256	493
13	331	3.9506	4.1435	213	57	578	4.7557	4.8390	510
14	341	4.0133	4.2043	220	58	567	4.7675	4.8544	491
15	329	4.0783	4.2662	199	59	570	4.7784	4.8701	499
16	339	4.1412	4.3309	207	60	603	4.7873	4.8841	552
17	328	4.1984	4.3874	186	61	571	4.8236	4.8992	496
18	327	4.2608	4.4504	180	62	582	4.8338	4.9100	513
19	337	4.3208	4.5072	188	63	571	4.8440	4.9200	494
20	326	4.3779	4.5102	167	64	582	4.8550	4.9297	511
21	336	4.4369	4.5089	177	65	572	4.8652	4.9405	499
22	326	4.4952	4.5025	157	66	572	4.8746	4.9497	499
23	533	4.5534	4.4917	365	67	584	4.8850	4.9578	516
24	572	4.6079	4.4752	417	68	573	4.8945	4.9896	498
25	538	4.3397	4.4585	392	69	584	4.9029	5.0166	515
26	548	4.3687	4.4871	405	70	574	4.9124	5.0465	497
27	536	4.4007	4.5202	384	71	574	4.9215	5.0767	508
28	546	4.4311	4.5486	397	72	607	4.9290	5.1065	561
29	548	4.4605	4.5776	466	73	575	5.0553	5.1368	496
30	546	4.4907	4.6081	464	74	586	5.0654	5.1460	513
31	557	4.5197	4.6351	477	75	576	5.0757	5.1560	495
32	544	4.5512	4.6450	456	76	587	5.0860	5.1665	513
33	554	4.5799	4.6542	469	77	577	5.0961	5.1756	501
34	542	4.6055	4.6609	448	78	578	5.1066	5.1848	501
35	551	4.6344	4.6667	473	79	589	5.1153	5.1936	519
36	575	4.6572	4.6716	508	80	579	5.1261	5.1662	501
37	551	4.5776	4.6762	479	81	590	5.1340	5.1382	519
38	567	4.6000	4.6970	499	82	580	5.1427	5.1069	500
39	559	4.6216	4.7195	482	83	581	5.1509	5.0780	493
40	571	4.6408	4.7383	499	84	602	5.1594	5.0462	529
41	562	4.6623	4.7600	491	85	582	4.9506	5.0146	514
42	562	4.6829	4.7796	491	86	593	4.9547	5.0184	532
43	574	4.7018	4.7969	507					
44	563	4.7217	4.7893	488					

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	6,553	Index Type:	
Aggregate Principal Balance:	$1,220,163,250	6 Month LIBOR:	85.75%
Conforming Principal Balance Loans:	$883,212,724	Fixed Rate:	14.25%
Average Principal Balance:	$186,199	W.A. Initial Periodic Cap:	2.992%
Range:	$1,044 - $1,000,000	W.A. Subsequent Periodic Cap:	1.416%
W.A. Coupon:	7.132%	W.A. Lifetime Rate Cap:	6.821%
Range:	4.630% - 13.750%	Property Type:	
W.A. Gross Margin:	6.733%	Single Family:	78.02%
Range:	2.750% - 9.375%	PUD:	3.73%
W.A. Remaining Term:	354 months	2-4 Family:	11.73%
Range:	57 months - 360 months	Condo:	6.52%
W.A. Seasoning:	2 months		
Latest Maturity Date:	March 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	91.97%
California:	37.60%	Investment:	7.14%
New York:	9.89%	Second Home:	0.89%
Florida:	8.55%	Documentation Status:	
New Jersey:	6.46%	Full / Alt:	60.67%
Illinois:	4.59%	Stated:	37.82%
W.A. Original Combined LTV:	81.78%	Limited:	1.38%
Range:	18.33% - 100.00%	None:	0.13%
First Liens:	94.53%	Non-Zero W.A. Prepayment Penalty – Term (months):	24
Second Liens:	5.47%	Loans with Prepay Penalties:	83.61%
Non-Balloon Loans:	98.61%	Interest Only Loans	24.94%
Non-Zero W.A. FICO Score:	626		

DESCRIPTION OF THE TOTAL COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont	5,396	1,012,150,855	82.95	7.146	621	81.81
Other	1,157	208,012,395	17.05	7.066	647	81.60
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	30	257,068	0.02	11.937	611	94.28
Fixed - 10 Year	192	2,171,163	0.18	11.242	612	91.53
Fixed - 15 Year	103	4,585,585	0.38	8.609	633	78.58
Fixed - 20 Year	151	5,295,923	0.43	9.768	638	94.26
Fixed - 25 Year	2	249,183	0.02	6.515	623	79.45
Fixed - 30 Year	1,153	144,228,745	11.82	7.876	642	84.04
Fixed - 30 Year IO	1	98,544	0.01	7.750	776	80.00
Balloon - 10/30	4	222,249	0.02	9.572	656	100.00
Balloon - 15/30	295	16,280,290	1.33	9.989	663	98.72
Balloon - 20/30	5	424,746	0.03	9.003	643	95.04
ARM - 6 Month IO	2	408,800	0.03	5.349	701	80.00
ARM - 2 Year/6 Month	3,325	698,565,864	57.25	7.253	610	81.41
ARM - 2 Year/6 Month IO	973	273,526,151	22.42	6.296	651	81.00
ARM - 3 Year/6 Month	156	31,982,294	2.62	6.972	618	77.87
ARM - 3 Year/6 Month IO	114	29,119,367	2.39	6.171	657	80.27
ARM - 5 Year/6 Month	43	11,584,574	0.95	6.471	662	77.77
ARM - 5 Year/6 Month IO	4	1,162,705	0.10	6.536	644	81.51
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	910	23,906,377	1.96	10.422	633	97.79
50,000.01 - 100,000.00	1,077	82,119,436	6.73	8.765	620	87.41
100,000.01 - 150,000.00	1,179	145,215,628	11.90	7.570	616	82.27
150,000.01 - 200,000.00	945	162,943,282	13.35	7.155	615	80.29
200,000.01 - 250,000.00	674	151,246,808	12.40	7.070	612	79.72
250,000.01 - 300,000.00	512	140,397,609	11.51	6.971	621	80.56
300,000.01 - 350,000.00	417	135,114,065	11.07	6.784	630	80.74
350,000.01 - 400,000.00	315	117,981,495	9.67	6.641	636	81.29
400,000.01 - 450,000.00	204	86,055,930	7.05	6.576	642	82.73
450,000.01 - 500,000.00	150	71,489,555	5.86	6.641	638	81.72
500,000.01 - 550,000.00	56	29,417,118	2.41	6.668	640	81.67
550,000.01 - 600,000.00	55	31,843,378	2.61	6.550	643	83.24
600,000.01 - 650,000.00	18	11,192,896	0.92	6.301	672	81.38
650,000.01 - 700,000.00	15	10,162,110	0.83	6.421	650	75.78
700,000.01 - 750,000.00	8	5,908,968	0.48	6.704	632	82.32
750,000.01 - 800,000.00	2	1,564,846	0.13	6.123	656	79.73
800,000.01 - 850,000.00	13	10,774,452	0.88	6.701	628	82.86
850,000.01 - 900,000.00	1	864,582	0.07	6.380	617	56.30
950,000.01 - 1,000,000.00	2	1,964,715	0.16	5.937	655	61.41
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	911	23,955,627	1.96	10.422	632	97.74
50,000.01 - 100,000.00	1,076	82,070,187	6.73	8.764	620	87.42
100,000.01 - 150,000.00	1,182	145,665,540	11.94	7.570	616	82.28
150,000.01 - 200,000.00	943	162,693,290	13.33	7.154	615	80.26
200,000.01 - 250,000.00	674	151,296,848	12.40	7.069	613	79.74
250,000.01 - 300,000.00	512	140,447,117	11.51	6.970	620	80.55
300,000.01 - 350,000.00	417	135,164,062	11.08	6.785	631	80.78
350,000.01 - 400,000.00	319	119,630,399	9.80	6.635	637	81.34
400,000.01 - 450,000.00	199	84,057,562	6.89	6.585	641	82.66
450,000.01 - 500,000.00	150	71,489,555	5.86	6.641	638	81.72
500,000.01 - 550,000.00	56	29,417,118	2.41	6.668	640	81.67
550,000.01 - 600,000.00	55	31,843,378	2.61	6.550	643	83.24
600,000.01 - 650,000.00	18	11,192,896	0.92	6.301	672	81.38
650,000.01 - 700,000.00	15	10,162,110	0.83	6.421	650	75.78
700,000.01 - 750,000.00	8	5,908,968	0.48	6.704	632	82.32
750,000.01 - 800,000.00	2	1,564,846	0.13	6.123	656	79.73
800,000.01 - 850,000.00	13	10,774,452	0.88	6.701	628	82.86
850,000.01 - 900,000.00	1	864,582	0.07	6.380	617	56.30
950,000.01 - 1,000,000.00	2	1,964,715	0.16	5.937	655	61.41
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	30	257,068	0.02	11.937	611	94.28
61 - 120	196	2,393,412	0.20	11.087	616	92.31
121 - 180	398	20,865,875	1.71	9.685	657	94.29
181 - 240	156	5,720,669	0.47	9.711	638	94.32
241 - 300	2	249,183	0.02	6.515	623	79.45
301 - 360	5,771	1,190,677,043	97.58	7.066	625	81.48
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	27	9,171,305	0.75	4.962	696	78.36
5.000 - 5.499	114	34,663,568	2.84	5.306	660	77.83
5.500 - 5.999	580	165,886,060	13.60	5.803	656	79.60
6.000 - 6.499	664	175,677,420	14.40	6.268	645	79.86
6.500 - 6.999	1,192	295,496,480	24.22	6.757	633	80.77
7.000 - 7.499	738	157,459,483	12.90	7.242	613	82.26
7.500 - 7.999	875	169,645,064	13.90	7.736	599	83.47
8.000 - 8.499	398	63,937,266	5.24	8.218	588	83.57
8.500 - 8.999	465	56,852,106	4.66	8.733	595	84.09
9.000 - 9.499	233	22,814,624	1.87	9.212	601	85.02
9.500 - 9.999	258	20,306,633	1.66	9.747	609	87.02
10.000 - 10.499	143	9,902,945	0.81	10.212	610	85.53
10.500 - 10.999	303	18,576,245	1.52	10.766	606	90.20
11.000 - 11.499	207	9,914,047	0.81	11.171	613	92.03
11.500 - 11.999	181	6,118,608	0.50	11.677	587	86.88
12.000 - 12.499	102	1,763,162	0.14	12.159	595	92.03
12.500 - 12.999	63	1,826,899	0.15	12.563	619	99.06
13.000 - 13.499	9	143,795	0.01	13.096	634	93.99
13.500 - 13.999	1	7,540	0.00	13.750	559	85.00
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	111	18,066,208	1.48	7.318	591	40.52
50.01 - 55.00	57	11,897,955	0.98	7.105	604	53.22
55.01 - 60.00	82	17,240,023	1.41	7.451	588	57.74
60.01 - 65.00	157	34,061,395	2.79	7.447	579	63.64
65.01 - 70.00	218	48,544,410	3.98	7.636	588	68.76
70.01 - 75.00	300	67,869,420	5.56	7.338	586	74.12
75.01 - 80.00	2,354	553,508,463	45.36	6.652	636	79.81
80.01 - 85.00	467	103,904,080	8.52	6.958	606	84.63
85.01 - 90.00	1,145	233,816,130	19.16	7.137	625	89.80
90.01 - 95.00	379	36,759,308	3.01	7.683	642	94.72
95.01 - 100.00	1,283	94,495,857	7.74	9.297	660	99.93
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
N/A	2	95,821	0.01	11.297	N/A	75.19
500 - 524	310	62,678,388	5.14	8.396	513	73.04
525 - 549	362	70,776,166	5.80	7.906	536	76.01
550 - 574	675	112,488,111	9.22	7.617	562	80.14
575 - 599	1,060	167,518,850	13.73	7.293	588	81.48
600 - 624	1,012	176,097,345	14.43	7.025	612	82.64
625 - 649	1,117	216,785,776	17.77	6.901	637	82.77
650 - 674	862	167,758,789	13.75	6.838	662	83.16
675 - 699	563	118,168,498	9.68	6.793	686	84.51
700 - 724	281	62,574,261	5.13	6.598	711	83.77
725 - 749	158	33,163,834	2.72	6.801	736	85.10
750 - 774	97	19,498,342	1.60	6.752	760	83.51
775 - 799	50	11,412,687	0.94	6.582	785	80.62
800 - 824	4	1,146,382	0.09	7.326	811	94.48
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	1,794	458,809,929	37.60	6.821	633	80.05
New York	448	120,696,939	9.89	7.096	635	80.91
Florida	715	104,330,275	8.55	7.441	617	82.59
New Jersey	342	78,800,786	6.46	7.429	615	80.54
Illinois	373	56,008,480	4.59	7.457	620	84.23
Maryland	277	50,071,082	4.10	7.338	605	81.85
Virginia	180	31,896,102	2.61	7.283	613	83.47
Georgia	272	31,448,681	2.58	7.544	618	86.08
Massachusetts	125	27,169,241	2.23	7.179	623	80.81
Nevada	140	25,918,430	2.12	6.948	631	81.71
Colorado	167	24,481,631	2.01	6.959	624	84.54
Arizona	160	21,640,346	1.77	7.247	622	85.10
Texas	217	20,598,535	1.69	7.449	627	85.82
Connecticut	113	19,362,566	1.59	7.220	626	82.15
Washington	126	18,721,799	1.53	7.057	630	83.35
Hawaii	66	15,954,208	1.31	6.786	664	81.70
North Carolina	142	13,318,759	1.09	7.518	625	87.37
Minnesota	83	12,431,483	1.02	7.250	631	83.45
Michigan	117	12,196,779	1.00	7.846	612	83.53
Pennsylvania	82	9,429,919	0.77	7.789	605	83.39
Oregon	76	9,344,604	0.77	7.376	620	83.47
Ohio	74	7,776,168	0.64	7.482	612	85.52
South Carolina	59	5,864,872	0.48	7.537	606	85.13
Wisconsin	43	5,357,609	0.44	7.501	609	85.35
Tennessee	60	5,217,402	0.43	7.865	596	87.01

*Geographic Distribution continued on the next page

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Missouri	53	4,697,850	0.39	7.965	591	85.18
Utah	39	4,175,130	0.34	7.109	638	84.80
Indiana	41	4,014,543	0.33	7.928	622	88.32
Rhode Island	20	3,377,378	0.28	7.346	611	83.61
New Hampshire	21	3,154,232	0.26	7.574	606	84.59
New Mexico	24	2,723,906	0.22	7.048	627	82.27
Idaho	29	2,422,588	0.20	7.380	626	86.16
Delaware	12	1,760,635	0.14	7.618	578	82.60
Kentucky	16	1,574,908	0.13	7.395	594	80.49
Kansas	8	1,381,652	0.11	7.494	602	90.62
Oklahoma	7	1,077,246	0.09	7.993	590	84.60
West Virginia	8	1,056,620	0.09	7.586	574	83.15
Arkansas	10	605,600	0.05	7.880	601	87.05
Iowa	5	390,330	0.03	7.733	626	82.63
Vermont	2	254,525	0.02	8.603	545	81.70
Maine	1	168,461	0.01	6.800	550	90.00
Alabama	1	145,630	0.01	6.625	636	80.00
Montana	2	142,459	0.01	8.840	572	84.29
Mississippi	2	124,741	0.01	8.833	613	100.00
Wyoming	1	68,189	0.01	9.990	519	75.00
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	5,933	1,122,126,109	91.97	7.093	624	81.76
Investment	567	87,118,503	7.14	7.631	640	81.68
Second Home	53	10,918,638	0.89	7.144	661	84.25
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	4,341	740,290,499	60.67	6.987	616	82.75
Stated Documentation	2,122	461,519,679	37.82	7.358	642	80.29
Limited Documentation	80	16,805,875	1.38	7.282	609	81.42
No Documentation	10	1,547,198	0.13	7.565	629	67.40
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	3,703	620,267,582	50.83	7.110	646	84.54
Refinance - Cashout	2,746	580,120,754	47.54	7.149	604	78.94
Refinance - Rate Term	104	19,774,914	1.62	7.303	627	78.51
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family Residence	5,153	951,944,953	78.02	7.114	621	81.77
2-4 Family	625	143,119,283	11.73	7.261	639	81.64
Condo	465	79,573,774	6.52	7.213	639	81.59
PUD	310	45,525,239	3.73	6.956	655	82.74
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
March 2005	1	191,200	0.02	4.750	715	80.00
June 2005	1	217,600	0.02	5.875	689	80.00
August 2005	1	41,340	0.00	9.050	615	95.00
February 2006	1	216,000	0.02	6.630	710	80.00
August 2006	1	330,550	0.03	7.000	660	100.00
September 2006	10	1,970,818	0.19	7.873	584	81.53
October 2006	23	5,166,271	0.49	7.371	583	79.70
November 2006	193	41,228,711	3.94	7.400	605	81.58
December 2006	393	90,044,950	8.61	6.729	618	80.95
January 2007	3,305	734,564,729	70.20	6.991	620	81.47
February 2007	365	97,109,886	9.28	6.946	643	80.14
March 2007	6	1,418,760	0.14	7.285	592	83.99
October 2007	1	80,633	0.01	8.150	690	89.99
November 2007	8	1,591,853	0.15	7.054	620	77.57
December 2007	28	6,161,009	0.59	6.564	633	82.01
January 2008	158	37,589,334	3.59	6.568	636	78.59
February 2008	74	15,418,832	1.47	6.591	641	78.92
March 2008	1	260,000	0.02	7.000	673	80.00
November 2009	1	378,439	0.04	5.875	677	80.00
December 2009	4	1,461,147	0.14	6.165	697	75.86
January 2010	38	9,523,426	0.91	6.539	653	79.27
February 2010	4	1,384,267	0.13	6.546	665	71.97
Total:	**4,617**	**1,046,349,754**	**100.00**	**6.954**	**623**	**81.12**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.500 - 2.999	1	191,200	0.02	4.750	715	80.00
3.000 - 3.499	2	755,340	0.07	4.758	738	80.00
3.500 - 3.999	8	2,005,768	0.19	5.663	686	79.68
4.000 - 4.499	49	12,156,060	1.16	5.959	675	76.28
4.500 - 4.999	92	21,972,676	2.10	6.162	643	79.36
5.000 - 5.499	98	22,220,127	2.12	6.706	639	79.36
5.500 - 5.999	203	53,702,207	5.13	6.452	649	80.96
6.000 - 6.499	253	70,456,799	6.73	5.902	647	78.65
6.500 - 6.999	3,779	833,198,411	79.63	7.109	616	81.51
7.000 - 7.499	90	21,894,537	2.09	7.137	662	80.66
7.500 - 7.999	33	6,732,368	0.64	7.782	640	83.41
8.000 - 8.499	8	877,048	0.08	8.540	612	76.01
9.000 - 9.499	1	187,214	0.02	9.375	526	75.00
Total:	**4,617**	**1,046,349,754**	**100.00**	**6.954**	**623**	**81.12**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500 - 10.999	4	1,116,923	0.11	4.775	731	80.00
11.000 - 11.499	21	5,169,019	0.49	5.691	674	78.72
11.500 - 11.999	137	37,237,463	3.56	5.741	671	79.50
12.000 - 12.499	245	67,388,355	6.44	5.824	662	78.29
12.500 - 12.999	645	181,142,621	17.31	6.069	652	79.93
13.000 - 13.499	551	144,671,440	13.83	6.437	637	80.43
13.500 - 13.999	894	216,843,497	20.72	6.833	623	82.04
14.000 - 14.499	603	127,176,406	12.15	7.293	607	83.27
14.500 - 14.999	732	144,515,613	13.81	7.775	595	83.97
15.000 - 15.499	302	50,077,891	4.79	8.242	581	82.67
15.500 - 15.999	256	38,299,322	3.66	8.731	578	80.07
16.000 - 16.499	95	13,271,257	1.27	9.206	560	77.28
16.500 - 16.999	55	7,074,237	0.68	9.745	537	71.38
17.000 - 17.499	22	3,968,370	0.38	10.277	566	66.33
17.500 - 17.999	28	4,509,270	0.43	10.737	534	63.02
18.000 - 18.499	11	1,755,249	0.17	11.253	529	60.98
18.500 - 18.999	13	1,877,614	0.18	11.698	530	60.22
19.000 - 19.499	3	255,207	0.02	12.115	514	62.22
Total:	**4,617**	**1,046,349,754**	**100.00**	**6.954**	**623**	**81.12**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.500 - 3.999	1	191,200	0.02	4.750	715	80.00
4.000 - 4.499	1	123,200	0.01	6.500	662	79.98
4.500 - 4.999	27	9,828,677	0.94	5.132	693	77.21
5.000 - 5.499	113	34,540,708	3.30	5.307	660	77.82
5.500 - 5.999	529	152,131,065	14.54	5.787	655	79.96
6.000 - 6.499	592	157,431,784	15.05	6.268	644	80.18
6.500 - 6.999	1,039	258,112,228	24.67	6.756	631	81.57
7.000 - 7.499	681	146,014,680	13.95	7.243	612	82.51
7.500 - 7.999	778	154,032,133	14.72	7.732	596	83.84
8.000 - 8.499	328	55,453,982	5.30	8.223	582	83.12
8.500 - 8.999	291	44,409,607	4.24	8.725	576	80.64
9.000 - 9.499	103	14,313,214	1.37	9.208	561	77.30
9.500 - 9.999	57	7,401,567	0.71	9.736	539	71.15
10.000 - 10.499	22	3,968,370	0.38	10.277	566	66.33
10.500 - 10.999	28	4,509,270	0.43	10.737	534	63.02
11.000 - 11.499	11	1,755,249	0.17	11.253	529	60.98
11.500 - 11.999	13	1,877,614	0.18	11.698	530	60.22
12.000 - 12.499	3	255,207	0.02	12.115	514	62.22
Total:	**4,617**	**1,046,349,754**	**100.00**	**6.954**	**623**	**81.12**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	2	408,800	0.04	5.349	701	80.00
1.500	22	4,729,300	0.45	6.824	676	80.62
2.000	5	903,725	0.09	6.975	687	82.79
3.000	4,588	1,040,307,929	99.42	6.955	622	81.12
Total:	**4,617**	**1,046,349,754**	**100.00**	**6.954**	**623**	**81.12**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	744	176,881,158	16.90	6.764	644	80.11
1.500	3,870	869,024,843	83.05	6.993	618	81.33
2.000	3	443,753	0.04	7.089	753	79.57
Total:	**4,617**	**1,046,349,754**	**100.00**	**6.954**	**623**	**81.12**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	54	10,999,005	1.05	6.967	642	79.55
6.000 - 6.499	690	165,117,721	15.78	6.750	644	80.12
7.000 - 7.499	3,873	870,233,028	83.17	6.993	618	81.33
Total:	**4,617**	**1,046,349,754**	**100.00**	**6.954**	**623**	**81.12**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	1,290	199,997,899	16.39	7.530	624	83.09
12	770	165,821,195	13.59	7.242	633	81.57
24	3,815	727,746,227	59.64	7.050	623	81.96
36	677	126,554,009	10.37	6.826	635	78.91
60	1	43,920	0.00	13.125	N/A	90.00
Total:	**6,553**	**1,220,163,250**	**100.00**	**7.132**	**626**	**81.78**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL

Number of Mortgage Loans:	5,599	Index Type:	
Aggregate Principal Balance:	$883,212,724	6 Month LIBOR:	85.51%
Conforming Principal Balance Loans:	$883,212,724	Fixed Rate:	14.49%
Average Principal Balance:	$157,745	W.A. Initial Periodic Cap:	2.991%
Range:	$1,044 - $619,907	W.A. Subsequent Periodic Cap:	1.421%
W.A. Coupon:	7.247%	W.A. Lifetime Rate Cap:	6.829%
Range:	4.630% - 13.750%	Property Type:	
W.A. Gross Margin:	6.770%	Single Family:	74.86%
Range:	2.750% - 9.375%	PUD:	3.98%
W.A. Remaining Term:	354 months	2-4 Family:	14.42%
Range:	57 months - 360 months	Condo:	6.74%
W.A. Seasoning:	2 months		
Latest Maturity Date:	March 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	90.61%
California:	28.52%	Investment:	8.59%
Florida:	10.09%	Second Home:	0.81%
New York:	9.64%	Documentation Status:	
New Jersey:	7.15%	Full / Alt:	63.06%
Illinois:	5.82%	Stated:	35.52%
W.A. Original Combined LTV:	81.37%	Limited:	1.24%
Range:	18.33% - 100.00%	None:	0.18%
First Liens:	95.44%	Non-Zero W.A. Prepayment Penalty – Term (months):	24
Second Liens:	4.56%	Loans with Prepay Penalties:	82.72%
Non-Balloon Loans:	98.91%	Interest Only Loans	20.25%
Non-Zero W.A. FICO Score:	620		

DESCRIPTION OF THE GROUP I COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont	4,661	742,143,589	84.03	7.273	616	81.40
Other	938	141,069,135	15.97	7.111	640	81.20
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	29	236,426	0.03	11.849	612	94.22
Fixed - 10 Year	191	2,150,357	0.24	11.244	612	91.49
Fixed - 15 Year	89	3,749,094	0.42	8.586	630	77.78
Fixed - 20 Year	145	4,813,409	0.54	9.662	639	93.69
Fixed - 25 Year	2	249,183	0.03	6.515	623	79.45
Fixed - 30 Year	929	107,025,822	12.12	7.748	637	81.77
Fixed - 30 Year IO	1	98,544	0.01	7.750	776	80.00
Balloon - 10/30	3	129,482	0.01	10.425	637	100.00
Balloon - 15/30	216	9,451,699	1.07	10.037	658	98.29
Balloon - 20/30	2	75,893	0.01	9.895	622	100.00
ARM - 6 Month IO	2	408,800	0.05	5.349	701	80.00
ARM - 2 Year/6 Month	2,995	544,540,531	61.65	7.352	607	81.24
ARM - 2 Year/6 Month IO	728	159,345,751	18.04	6.380	646	81.02
ARM - 3 Year/6 Month	143	25,500,356	2.89	7.119	614	78.95
ARM - 3 Year/6 Month IO	90	18,623,461	2.11	6.297	653	79.14
ARM - 5 Year/6 Month	32	6,405,515	0.73	6.618	652	74.55
ARM - 5 Year/6 Month IO	2	408,400	0.05	6.537	654	82.69
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	884	23,066,496	2.61	10.401	633	97.92
50,000.01 - 100,000.00	915	68,797,942	7.79	8.508	613	85.12
100,000.01 - 150,000.00	1,083	133,795,655	15.15	7.395	612	80.78
150,000.01 - 200,000.00	939	161,981,723	18.34	7.140	615	80.18
200,000.01 - 250,000.00	674	151,246,808	17.12	7.070	612	79.72
250,000.01 - 300,000.00	512	140,397,609	15.90	6.971	621	80.56
300,000.01 - 350,000.00	417	135,114,065	15.30	6.784	630	80.74
350,000.01 - 400,000.00	113	41,288,793	4.67	6.629	643	81.67
400,000.01 - 450,000.00	44	18,637,804	2.11	6.834	652	84.25
450,000.01 - 500,000.00	13	6,080,428	0.69	6.908	642	83.77
500,000.01 - 550,000.00	3	1,594,259	0.18	7.760	643	80.05
550,000.01 - 600,000.00	1	591,235	0.07	8.200	557	80.00
600,000.01 - 650,000.00	1	619,907	0.07	6.650	794	90.00
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	885	23,115,746	2.62	10.401	633	97.87
50,000.01 - 100,000.00	914	68,748,692	7.78	8.506	613	85.13
100,000.01 - 150,000.00	1,086	134,245,566	15.20	7.396	612	80.79
150,000.01 - 200,000.00	937	161,731,732	18.31	7.139	615	80.15
200,000.01 - 250,000.00	674	151,296,848	17.13	7.069	613	79.74
250,000.01 - 300,000.00	512	140,447,117	15.90	6.970	620	80.55
300,000.01 - 350,000.00	417	135,164,062	15.30	6.785	631	80.78
350,000.01 - 400,000.00	114	41,738,777	4.73	6.624	644	81.76
400,000.01 - 450,000.00	42	17,838,356	2.02	6.859	650	84.00
450,000.01 - 500,000.00	13	6,080,428	0.69	6.908	642	83.77
500,000.01 - 550,000.00	3	1,594,259	0.18	7.760	643	80.05
550,000.01 - 600,000.00	1	591,235	0.07	8.200	557	80.00
600,000.01 - 650,000.00	1	619,907	0.07	6.650	794	90.00
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	29	236,426	0.03	11.849	612	94.22
61 - 120	194	2,279,840	0.26	11.198	614	91.98
121 - 180	305	13,200,794	1.49	9.625	650	92.47
181 - 240	147	4,889,302	0.55	9.666	639	93.78
241 - 300	2	249,183	0.03	6.515	623	79.45
301 - 360	4,922	862,357,179	97.64	7.185	619	81.10
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	14	3,336,388	0.38	4.928	693	75.21
5.000 - 5.499	82	19,053,249	2.16	5.289	660	78.98
5.500 - 5.999	436	99,301,223	11.24	5.824	654	78.76
6.000 - 6.499	533	113,947,950	12.90	6.270	643	79.69
6.500 - 6.999	1,010	209,445,302	23.71	6.761	633	80.39
7.000 - 7.499	667	124,422,428	14.09	7.239	612	81.81
7.500 - 7.999	810	141,477,767	16.02	7.736	596	82.92
8.000 - 8.499	373	55,912,343	6.33	8.216	588	83.82
8.500 - 8.999	410	48,490,003	5.49	8.728	588	82.52
9.000 - 9.499	197	18,220,081	2.06	9.207	588	82.42
9.500 - 9.999	193	13,480,432	1.53	9.739	590	82.54
10.000 - 10.499	119	6,990,749	0.79	10.214	597	83.81
10.500 - 10.999	245	13,171,778	1.49	10.747	597	87.52
11.000 - 11.499	182	7,964,700	0.90	11.172	604	90.21
11.500 - 11.999	165	4,966,684	0.56	11.670	575	84.03
12.000 - 12.499	98	1,566,572	0.18	12.157	595	91.30
12.500 - 12.999	56	1,357,659	0.15	12.546	615	98.89
13.000 - 13.499	8	99,875	0.01	13.083	634	95.74
13.500 - 13.999	1	7,540	0.00	13.750	559	85.00
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

DESCRIPTION OF THE GROUP I COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	106	15,008,814	1.70	7.561	586	39.96
50.01 - 55.00	53	9,375,138	1.06	7.266	598	52.91
55.01 - 60.00	78	15,119,923	1.71	7.626	582	57.99
60.01 - 65.00	145	28,694,946	3.25	7.558	573	63.62
65.01 - 70.00	193	35,989,752	4.07	7.740	579	68.84
70.01 - 75.00	270	53,686,302	6.08	7.468	581	74.05
75.01 - 80.00	1,994	388,890,948	44.03	6.784	631	79.81
80.01 - 85.00	403	73,998,443	8.38	7.102	602	84.69
85.01 - 90.00	1,013	178,128,120	20.17	7.258	623	89.83
90.01 - 95.00	328	22,714,549	2.57	7.804	641	94.79
95.01 - 100.00	1,016	61,605,789	6.98	9.305	656	99.94
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
N/A	1	51,902	0.01	9.750	N/A	62.65
500 - 524	291	54,179,074	6.13	8.440	513	72.52
525 - 549	334	59,277,689	6.71	7.986	536	75.19
550 - 574	625	92,692,288	10.49	7.718	562	80.05
575 - 599	964	132,851,248	15.04	7.371	588	81.47
600 - 624	885	127,234,729	14.41	7.136	612	82.71
625 - 649	922	147,723,616	16.73	6.959	637	82.38
650 - 674	693	111,280,255	12.60	6.861	661	83.17
675 - 699	419	73,836,896	8.36	6.826	686	84.34
700 - 724	216	39,704,641	4.50	6.727	711	83.93
725 - 749	131	24,539,371	2.78	6.884	736	85.13
750 - 774	80	13,163,975	1.49	6.782	761	83.58
775 - 799	35	6,094,997	0.69	6.801	784	79.46
800 - 824	3	582,044	0.07	7.545	808	93.97
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	1,204	251,906,997	28.52	6.891	626	78.20
Florida	673	89,131,640	10.09	7.478	615	82.29
New York	352	85,115,683	9.64	7.158	624	79.52
New Jersey	300	63,111,391	7.15	7.502	610	80.30
Illinois	362	51,417,628	5.82	7.511	619	84.32
Maryland	251	40,183,601	4.55	7.486	607	81.95
Georgia	259	27,925,149	3.16	7.575	613	86.33
Virginia	154	23,498,032	2.66	7.387	607	82.94
Massachusetts	112	22,711,119	2.57	7.257	621	80.83
Nevada	129	22,354,922	2.53	7.000	634	81.43
Colorado	155	20,750,717	2.35	7.014	622	84.33
Texas	213	19,484,207	2.21	7.454	627	85.99
Arizona	146	16,647,794	1.88	7.354	618	85.02
Connecticut	104	16,036,697	1.82	7.340	620	83.32
Washington	113	15,242,853	1.73	7.085	621	83.01
Hawaii	60	13,706,292	1.55	6.742	661	80.91
North Carolina	140	12,397,732	1.40	7.519	621	86.89
Michigan	115	11,363,549	1.29	7.892	607	83.07
Minnesota	80	10,806,722	1.22	7.261	636	82.76
Pennsylvania	81	8,930,546	1.01	7.757	610	84.45
Oregon	74	8,728,271	0.99	7.409	617	82.99
Ohio	68	6,072,726	0.69	7.666	608	85.51
Tennessee	60	5,217,402	0.59	7.865	596	87.01
Wisconsin	42	4,962,235	0.56	7.525	611	84.98
South Carolina	55	4,765,901	0.54	7.692	598	85.39

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Missouri	53	4,697,850	0.53	7.965	591	85.18
Utah	39	4,175,130	0.47	7.109	638	84.80
Indiana	40	3,525,572	0.40	8.015	612	88.08
Rhode Island	20	3,377,378	0.38	7.346	611	83.61
New Hampshire	21	3,154,232	0.36	7.574	606	84.59
Idaho	29	2,422,588	0.27	7.380	626	86.16
New Mexico	22	1,849,799	0.21	7.144	635	83.52
Delaware	12	1,760,635	0.20	7.618	578	82.60
Kentucky	16	1,574,908	0.18	7.395	594	80.49
West Virginia	8	1,056,620	0.12	7.586	574	83.15
Oklahoma	6	677,646	0.08	8.490	593	87.31
Arkansas	10	605,600	0.07	7.880	601	87.05
Kansas	7	570,624	0.06	7.557	590	84.40
Iowa	5	390,330	0.04	7.733	626	82.63
Vermont	2	254,525	0.03	8.603	545	81.70
Maine	1	168,461	0.02	6.800	550	90.00
Alabama	1	145,630	0.02	6.625	636	80.00
Montana	2	142,459	0.02	8.840	572	84.29
Mississippi	2	124,741	0.01	8.833	613	100.00
Wyoming	1	68,189	0.01	9.990	519	75.00
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	5,015	800,262,469	90.61	7.206	618	81.31
Investment	538	75,830,261	8.59	7.692	640	81.94
Second Home	46	7,119,994	0.81	7.087	667	82.48
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	3,845	556,993,583	63.06	7.121	612	82.62
Stated Documentation	1,678	313,691,350	35.52	7.460	635	79.26
Limited Documentation	66	10,980,593	1.24	7.503	605	80.75
No Documentation	10	1,547,198	0.18	7.565	629	67.40
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	3,136	444,341,450	50.31	7.200	642	84.54
Refinance - Cashout	2,376	426,121,546	48.25	7.284	598	78.17
Refinance - Rate Term	87	12,749,728	1.44	7.636	614	77.94
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family Residence	4,344	661,185,654	74.86	7.254	615	81.43
2-4 Family	580	127,335,530	14.42	7.250	635	80.89
Condo	408	59,543,071	6.74	7.350	631	81.25
PUD	267	35,148,469	3.98	6.927	648	82.19
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
March 2005	1	191,200	0.03	4.750	715	80.00
June 2005	1	217,600	0.03	5.875	689	80.00
August 2005	1	41,340	0.01	9.050	615	95.00
February 2006	1	216,000	0.03	6.630	710	80.00
August 2006	1	330,550	0.04	7.000	660	100.00
September 2006	9	1,559,513	0.21	7.919	583	80.61
October 2006	21	4,229,801	0.56	7.523	578	79.64
November 2006	175	32,733,915	4.33	7.488	606	81.56
December 2006	333	61,855,794	8.19	6.864	616	80.99
January 2007	2,885	537,846,900	71.22	7.153	614	81.41
February 2007	292	64,024,208	8.48	6.989	636	79.35
March 2007	5	1,048,260	0.14	6.979	597	80.10
October 2007	1	80,633	0.01	8.150	690	89.99
November 2007	8	1,591,853	0.21	7.054	620	77.57
December 2007	25	4,500,396	0.60	6.243	636	81.98
January 2008	132	25,704,976	3.40	6.870	625	79.14
February 2008	66	11,985,959	1.59	6.709	642	77.78
March 2008	1	260,000	0.03	7.000	673	80.00
December 2009	3	989,248	0.13	6.420	686	73.89
January 2010	29	5,319,952	0.70	6.696	641	76.87
February 2010	2	504,715	0.07	6.120	711	57.97
Total:	**3,992**	**755,232,813**	**100.00**	**7.105**	**617**	**81.01**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.500 - 2.999	1	191,200	0.03	4.750	715	80.00
3.000 - 3.499	1	359,420	0.05	4.630	719	80.00
3.500 - 3.999	5	666,232	0.09	5.464	688	79.02
4.000 - 4.499	36	6,118,690	0.81	5.970	673	77.63
4.500 - 4.999	75	14,430,501	1.91	6.233	636	79.03
5.000 - 5.499	87	16,689,917	2.21	6.734	637	78.99
5.500 - 5.999	158	33,609,830	4.45	6.572	644	80.03
6.000 - 6.499	189	40,444,799	5.36	6.070	641	79.46
6.500 - 6.999	3,323	619,880,112	82.08	7.236	611	81.30
7.000 - 7.499	79	17,007,484	2.25	7.193	656	80.38
7.500 - 7.999	29	4,770,368	0.63	7.860	615	83.46
8.000 - 8.499	8	877,048	0.12	8.540	612	76.01
9.000 - 9.499	1	187,214	0.02	9.375	526	75.00
Total:	**3,992**	**755,232,813**	**100.00**	**7.105**	**617**	**81.01**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500 - 10.999	3	721,003	0.10	4.720	717	80.00
11.000 - 11.499	17	3,109,625	0.41	5.739	651	77.87
11.500 - 11.999	95	19,132,518	2.53	5.840	661	78.07
12.000 - 12.499	188	40,621,762	5.38	5.863	657	78.62
12.500 - 12.999	500	113,706,627	15.06	6.117	650	79.56
13.000 - 13.499	443	92,736,473	12.28	6.457	637	80.43
13.500 - 13.999	764	155,203,452	20.55	6.855	622	82.00
14.000 - 14.499	545	100,750,814	13.34	7.289	606	82.78
14.500 - 14.999	676	118,414,169	15.68	7.771	593	83.42
15.000 - 15.499	289	44,290,278	5.86	8.245	583	83.45
15.500 - 15.999	252	36,645,469	4.85	8.732	577	79.93
16.000 - 16.499	93	12,493,797	1.65	9.215	562	77.56
16.500 - 16.999	53	6,308,617	0.84	9.732	540	71.55
17.000 - 17.499	20	3,084,093	0.41	10.245	542	65.69
17.500 - 17.999	27	4,126,045	0.55	10.713	535	62.83
18.000 - 18.499	11	1,755,249	0.23	11.253	529	60.98
18.500 - 18.999	13	1,877,614	0.25	11.698	530	60.22
19.000 - 19.499	3	255,207	0.03	12.115	514	62.22
Total:	**3,992**	**755,232,813**	**100.00**	**7.105**	**617**	**81.01**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.500 - 3.999	1	191,200	0.03	4.750	715	80.00
4.000 - 4.499	1	123,200	0.02	6.500	662	79.98
4.500 - 4.999	13	3,145,188	0.42	4.939	691	74.92
5.000 - 5.499	81	18,930,389	2.51	5.290	659	78.98
5.500 - 5.999	393	89,691,888	11.88	5.807	652	79.38
6.000 - 6.499	469	99,325,903	13.15	6.271	642	80.11
6.500 - 6.999	875	181,490,721	24.03	6.760	630	81.40
7.000 - 7.499	612	113,841,259	15.07	7.239	611	82.13
7.500 - 7.999	723	128,176,735	16.97	7.735	594	83.41
8.000 - 8.499	312	48,369,443	6.40	8.220	584	83.67
8.500 - 8.999	282	40,676,977	5.39	8.728	576	80.23
9.000 - 9.499	101	13,535,754	1.79	9.216	563	77.56
9.500 - 9.999	55	6,635,946	0.88	9.723	541	71.29
10.000 - 10.499	20	3,084,093	0.41	10.245	542	65.69
10.500 - 10.999	27	4,126,045	0.55	10.713	535	62.83
11.000 - 11.499	11	1,755,249	0.23	11.253	529	60.98
11.500 - 11.999	13	1,877,614	0.25	11.698	530	60.22
12.000 - 12.499	3	255,207	0.03	12.115	514	62.22
Total:	**3,992**	**755,232,813**	**100.00**	**7.105**	**617**	**81.01**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	2	408,800	0.05	5.349	701	80.00
1.500	20	3,839,300	0.51	6.848	663	81.35
2.000	4	485,093	0.06	7.256	741	80.89
3.000	3,966	750,499,620	99.37	7.107	617	81.01
Total:	**3,992**	**755,232,813**	**100.00**	**7.105**	**617**	**81.01**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	618	120,105,291	15.90	6.842	637	79.80
1.500	3,371	634,683,770	84.04	7.155	613	81.24
2.000	3	443,753	0.06	7.089	753	79.57
Total:	**3,992**	**755,232,813**	**100.00**	**7.105**	**617**	**81.01**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	49	8,583,805	1.14	7.060	635	78.41
6.000 - 6.499	571	111,695,239	14.79	6.824	638	79.88
7.000 - 7.499	3,372	634,953,770	84.07	7.155	613	81.24
Total:	**3,992**	**755,232,813**	**100.00**	**7.105**	**617**	**81.01**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	1,149	152,575,300	17.28	7.590	620	83.07
12	650	119,909,004	13.58	7.344	626	81.32
24	3,200	514,644,916	58.27	7.180	616	81.51
36	600	96,083,503	10.88	6.940	633	78.02
Total:	**5,599**	**883,212,724**	**100.00**	**7.247**	**620**	**81.37**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL

Number of Mortgage Loans:	954	Index Type:	
Aggregate Principal Balance:	$336,950,526	6 Month LIBOR:	86.40%
Conforming Principal Balance Loans:	$0	Fixed Rate:	13.60%
Average Principal Balance:	$353,198	W.A. Initial Periodic Cap:	2.994%
Range:	$18,920 - $1,000,000	W.A. Subsequent Periodic Cap:	1.402%
W.A. Coupon:	6.831%	W.A. Lifetime Rate Cap:	6.800%
Range:	4.875% - 13.125%	Property Type:	
W.A. Gross Margin:	6.638%	Single Family:	86.29%
Range:	3.375% - 7.750%	PUD:	3.08%
W.A. Remaining Term:	353 months	2-4 Family:	4.68%
Range:	58 months - 360 months	Condo:	5.94%
W.A. Seasoning:	2 months		
Latest Maturity Date:	March 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	95.52%
California:	61.40%	Investment:	3.35%
New York:	10.56%	Second Home:	1.13%
New Jersey:	4.66%	Documentation Status:	
Florida:	4.51%	Full / Alt:	54.40%
Maryland:	2.93%	Stated:	43.87%
W.A. Original Combined LTV:	82.84%	Limited:	1.73%
Range:	35.27% - 100.00%	None:	0.00%
First Liens:	92.14%	Non-Zero W.A. Prepayment Penalty – Term (months):	23
Second Liens:	7.86%	Loans with Prepay Penalties:	85.93%
Non-Balloon Loans:	97.84%	Interest Only Loans	37.23%
Non-Zero W.A. FICO Score:	640		

DESCRIPTION OF THE GROUP II COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont	735	270,007,266	80.13	6.796	635	82.94
Other	219	66,943,260	19.87	6.971	660	82.44
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	1	20,642	0.01	12.950	603	95.00
Fixed - 10 Year	1	20,805	0.01	10.990	561	95.00
Fixed - 15 Year	14	836,490	0.25	8.711	649	82.18
Fixed - 20 Year	6	482,514	0.14	10.818	628	100.00
Fixed - 30 Year	224	37,202,923	11.04	8.245	656	90.59
Balloon - 10/30	1	92,767	0.03	8.380	681	100.00
Balloon - 15/30	79	6,828,591	2.03	9.921	671	99.31
Balloon - 20/30	3	348,853	0.10	8.809	647	93.96
ARM - 2 Year/6 Month	330	154,025,333	45.71	6.904	620	82.01
ARM - 2 Year/6 Month IO	245	114,180,400	33.89	6.179	657	80.98
ARM - 3 Year/6 Month	13	6,481,938	1.92	6.393	634	73.62
ARM - 3 Year/6 Month IO	24	10,495,906	3.11	5.947	665	82.27
ARM - 5 Year/6 Month	11	5,179,059	1.54	6.289	673	81.75
ARM - 5 Year/6 Month IO	2	754,305	0.22	6.536	638	80.87
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	26	839,881	0.25	10.990	617	94.07
50,000.01 - 100,000.00	162	13,321,494	3.95	10.097	661	99.24
100,000.01 - 150,000.00	96	11,419,974	3.39	9.619	665	99.81
150,000.01 - 200,000.00	6	961,559	0.29	9.658	639	99.34
350,000.01 - 400,000.00	202	76,692,702	22.76	6.648	632	81.08
400,000.01 - 450,000.00	160	67,418,126	20.01	6.505	640	82.31
450,000.01 - 500,000.00	137	65,409,126	19.41	6.616	638	81.53
500,000.01 - 550,000.00	53	27,822,859	8.26	6.605	640	81.76
550,000.01 - 600,000.00	54	31,252,143	9.27	6.518	644	83.30
600,000.01 - 650,000.00	17	10,572,990	3.14	6.280	664	80.87
650,000.01 - 700,000.00	15	10,162,110	3.02	6.421	650	75.78
700,000.01 - 750,000.00	8	5,908,968	1.75	6.704	632	82.32
750,000.01 - 800,000.00	2	1,564,846	0.46	6.123	656	79.73
800,000.01 - 850,000.00	13	10,774,452	3.20	6.701	628	82.86
850,000.01 - 900,000.00	1	864,582	0.26	6.380	617	56.30
950,000.01 - 1,000,000.00	2	1,964,715	0.58	5.937	655	61.41
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	26	839,881	0.25	10.990	617	94.07
50,000.01 - 100,000.00	162	13,321,494	3.95	10.097	661	99.24
100,000.01 - 150,000.00	96	11,419,974	3.39	9.619	665	99.81
150,000.01 - 200,000.00	6	961,559	0.29	9.658	639	99.34
350,000.01 - 400,000.00	205	77,891,622	23.12	6.640	633	81.12
400,000.01 - 450,000.00	157	66,219,207	19.65	6.511	639	82.30
450,000.01 - 500,000.00	137	65,409,126	19.41	6.616	638	81.53
500,000.01 - 550,000.00	53	27,822,859	8.26	6.605	640	81.76
550,000.01 - 600,000.00	54	31,252,143	9.27	6.518	644	83.30
600,000.01 - 650,000.00	17	10,572,990	3.14	6.280	664	80.87
650,000.01 - 700,000.00	15	10,162,110	3.02	6.421	650	75.78
700,000.01 - 750,000.00	8	5,908,968	1.75	6.704	632	82.32
750,000.01 - 800,000.00	2	1,564,846	0.46	6.123	656	79.73
800,000.01 - 850,000.00	13	10,774,452	3.20	6.701	628	82.86
850,000.01 - 900,000.00	1	864,582	0.26	6.380	617	56.30
950,000.01 - 1,000,000.00	2	1,964,715	0.58	5.937	655	61.41
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	1	20,642	0.01	12.950	603	95.00
61 - 120	2	113,572	0.03	8.858	659	99.08
121 - 180	93	7,665,081	2.27	9.789	669	97.44
181 - 240	9	831,367	0.25	9.975	636	97.47
301 - 360	849	328,319,864	97.44	6.753	640	82.46
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	13	5,834,917	1.73	4.982	698	80.16
5.000 - 5.499	32	15,610,319	4.63	5.327	660	76.42
5.500 - 5.999	144	66,584,837	19.76	5.771	660	80.86
6.000 - 6.499	131	61,729,470	18.32	6.263	648	80.17
6.500 - 6.999	182	86,051,178	25.54	6.746	634	81.68
7.000 - 7.499	71	33,037,055	9.80	7.254	620	83.95
7.500 - 7.999	65	28,167,297	8.36	7.733	611	86.21
8.000 - 8.499	25	8,024,923	2.38	8.233	582	81.81
8.500 - 8.999	55	8,362,103	2.48	8.760	638	93.19
9.000 - 9.499	36	4,594,543	1.36	9.232	656	95.31
9.500 - 9.999	65	6,826,201	2.03	9.764	646	95.86
10.000 - 10.499	24	2,912,196	0.86	10.209	643	89.67
10.500 - 10.999	58	5,404,467	1.60	10.812	628	96.73
11.000 - 11.499	25	1,949,347	0.58	11.167	651	99.47
11.500 - 11.999	16	1,151,924	0.34	11.707	639	99.14
12.000 - 12.499	4	196,590	0.06	12.170	592	97.90
12.500 - 12.999	7	469,239	0.14	12.611	630	99.56
13.000 - 13.499	1	43,920	0.01	13.125	0	90.00
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	5	3,057,395	0.91	6.122	616	43.23
50.01 - 55.00	4	2,522,817	0.75	6.508	623	54.37
55.01 - 60.00	4	2,120,100	0.63	6.200	630	56.01
60.01 - 65.00	12	5,366,449	1.59	6.853	610	63.74
65.01 - 70.00	25	12,554,658	3.73	7.339	615	68.52
70.01 - 75.00	30	14,183,118	4.21	6.850	603	74.36
75.01 - 80.00	360	164,617,515	48.86	6.340	648	79.78
80.01 - 85.00	64	29,905,637	8.88	6.600	618	84.47
85.01 - 90.00	132	55,688,010	16.53	6.748	634	89.68
90.01 - 95.00	51	14,044,759	4.17	7.486	643	94.60
95.01 - 100.00	267	32,890,067	9.76	9.283	668	99.92
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
N/A	1	43,920	0.01	13.125	N/A	90.00
500 - 524	19	8,499,314	2.52	8.119	515	76.31
525 - 549	28	11,498,477	3.41	7.495	533	80.22
550 - 574	50	19,795,823	5.87	7.145	561	80.54
575 - 599	96	34,667,602	10.29	6.996	587	81.52
600 - 624	127	48,862,616	14.50	6.738	612	82.46
625 - 649	195	69,062,159	20.50	6.776	637	83.62
650 - 674	169	56,478,534	16.76	6.793	663	83.15
675 - 699	144	44,331,602	13.16	6.739	686	84.78
700 - 724	65	22,869,620	6.79	6.373	711	83.48
725 - 749	27	8,624,463	2.56	6.565	736	85.02
750 - 774	17	6,334,367	1.88	6.690	760	83.35
775 - 799	15	5,317,690	1.58	6.332	786	81.95
800 - 824	1	564,339	0.17	7.100	815	95.00
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	590	206,902,932	61.40	6.735	641	82.32
New York	96	35,581,256	10.56	6.948	661	84.23
New Jersey	42	15,689,395	4.66	7.136	633	81.50
Florida	42	15,198,635	4.51	7.225	631	84.34
Maryland	26	9,887,481	2.93	6.737	595	81.46
Virginia	26	8,398,070	2.49	6.990	629	84.95
Arizona	14	4,992,552	1.48	6.887	633	85.37
Illinois	11	4,590,852	1.36	6.845	625	83.17
Massachusetts	13	4,458,122	1.32	6.781	637	80.72
Colorado	12	3,730,914	1.11	6.655	634	85.68
Nevada	11	3,563,508	1.06	6.619	613	83.45
Georgia	13	3,523,532	1.05	7.290	651	84.08
Washington	13	3,478,946	1.03	6.933	669	84.85
Connecticut	9	3,325,870	0.99	6.644	654	76.49
Hawaii	6	2,247,916	0.67	7.050	683	86.56
Ohio	6	1,703,442	0.51	6.825	624	85.54
Minnesota	3	1,624,761	0.48	7.175	602	88.06

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Texas	4	1,114,328	0.33	7.370	641	82.77
South Carolina	4	1,098,971	0.33	6.865	642	84.00
North Carolina	2	921,027	0.27	7.500	677	93.78
New Mexico	2	874,107	0.26	6.843	611	79.64
Michigan	2	833,230	0.25	7.208	675	89.84
Kansas	1	811,028	0.24	7.450	610	95.00
Oregon	2	616,332	0.18	6.920	659	90.26
Pennsylvania	1	499,373	0.15	8.350	508	64.52
Indiana	1	488,971	0.15	7.300	691	90.00
Oklahoma	1	399,600	0.12	7.150	584	80.00
Wisconsin	1	395,374	0.12	7.200	585	90.00
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	918	321,863,640	95.52	6.812	640	82.89
Investment	29	11,288,242	3.35	7.221	637	79.93
Second Home	7	3,798,644	1.13	7.252	649	87.56
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	496	183,296,915	54.40	6.579	628	83.14
Stated Documentation	444	147,828,329	43.87	7.142	656	82.48
Limited Documentation	14	5,825,282	1.73	6.866	615	82.69
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	567	175,926,132	52.21	6.885	658	84.54
Refinance - Cashout	370	153,999,209	45.70	6.776	620	81.05
Refinance - Rate Term	17	7,025,186	2.08	6.698	649	79.55
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family Residence	809	290,759,300	86.29	6.797	636	82.54
Condo	57	20,030,703	5.94	6.806	664	82.59
2-4 Family	45	15,783,754	4.68	7.344	665	87.64
PUD	43	10,376,770	3.08	7.053	682	84.60
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
September 2006	1	411,304	0.14	7.700	585	85.00
October 2006	2	936,470	0.32	6.687	605	80.00
November 2006	18	8,494,796	2.92	7.061	602	81.64
December 2006	60	28,189,155	9.68	6.434	624	80.85
January 2007	420	196,717,829	67.57	6.548	636	81.63
February 2007	73	33,085,677	11.37	6.862	657	81.67
March 2007	1	370,500	0.13	8.150	579	95.00
December 2007	3	1,660,613	0.57	7.434	625	82.08
January 2008	26	11,884,358	4.08	5.915	662	77.39
February 2008	8	3,432,873	1.18	6.181	637	82.92
November 2009	1	378,439	0.13	5.875	677	80.00
December 2009	1	471,898	0.16	5.630	719	80.00
January 2010	9	4,203,474	1.44	6.340	669	82.32
February 2010	2	879,552	0.30	6.791	638	80.00
Total:	**625**	**291,116,941**	**100.00**	**6.562**	**638**	**81.42**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.000 - 3.499	1	395,920	0.14	4.875	755	80.00
3.500 - 3.999	3	1,339,536	0.46	5.762	685	80.00
4.000 - 4.499	13	6,037,370	2.07	5.947	677	74.91
4.500 - 4.999	17	7,542,175	2.59	6.026	656	80.00
5.000 - 5.499	11	5,530,210	1.90	6.622	646	80.47
5.500 - 5.999	45	20,092,378	6.90	6.252	656	82.50
6.000 - 6.499	64	30,012,000	10.31	5.674	656	77.56
6.500 - 6.999	456	213,318,299	73.28	6.741	629	82.11
7.000 - 7.499	11	4,887,054	1.68	6.942	684	81.63
7.500 - 7.999	4	1,962,000	0.67	7.591	702	83.30
Total:	**625**	**291,116,941**	**100.00**	**6.562**	**638**	**81.42**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500 - 10.999	1	395,920	0.14	4.875	755	80.00
11.000 - 11.499	4	2,059,394	0.71	5.618	710	80.00
11.500 - 11.999	42	18,104,945	6.22	5.637	681	81.02
12.000 - 12.499	57	26,766,593	9.19	5.766	669	77.79
12.500 - 12.999	145	67,435,994	23.16	5.988	654	80.55
13.000 - 13.499	108	51,934,967	17.84	6.400	636	80.44
13.500 - 13.999	130	61,640,044	21.17	6.778	626	82.14
14.000 - 14.499	58	26,425,592	9.08	7.308	613	85.12
14.500 - 14.999	56	26,101,444	8.97	7.794	606	86.48
15.000 - 15.499	13	5,787,613	1.99	8.220	565	76.70
15.500 - 15.999	4	1,653,853	0.57	8.720	598	83.04
16.000 - 16.499	2	777,460	0.27	9.071	533	72.86
16.500 - 16.999	2	765,621	0.26	9.851	516	70.00
17.000 - 17.499	2	884,276	0.30	10.389	650	68.57
17.500 - 17.999	1	383,225	0.13	10.990	524	65.00
Total:	**625**	**291,116,941**	**100.00**	**6.562**	**638**	**81.42**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	14	6,683,488	2.30	5.223	694	78.28
5.000 - 5.499	32	15,610,319	5.36	5.327	660	76.42
5.500 - 5.999	136	62,439,177	21.45	5.759	659	80.78
6.000 - 6.499	123	58,105,881	19.96	6.264	647	80.29
6.500 - 6.999	164	76,621,507	26.32	6.746	632	81.97
7.000 - 7.499	69	32,173,421	11.05	7.256	619	83.82
7.500 - 7.999	55	25,855,398	8.88	7.719	609	85.98
8.000 - 8.499	16	7,084,539	2.43	8.238	568	79.40
8.500 - 8.999	9	3,732,630	1.28	8.695	580	85.13
9.000 - 9.499	2	777,460	0.27	9.071	533	72.86
9.500 - 9.999	2	765,621	0.26	9.851	516	70.00
10.000 - 10.499	2	884,276	0.30	10.389	650	68.57
10.500 - 10.999	1	383,225	0.13	10.990	524	65.00
Total:	**625**	**291,116,941**	**100.00**	**6.562**	**638**	**81.42**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.500	2	890,000	0.31	6.722	729	77.47
2.000	1	418,632	0.14	6.650	623	84.99
3.000	622	289,808,309	99.55	6.562	637	81.43
Total:	**625**	**291,116,941**	**100.00**	**6.562**	**638**	**81.42**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	126	56,775,867	19.50	6.598	658	80.78
1.500	499	234,341,074	80.50	6.553	633	81.57
Total:	**625**	**291,116,941**	**100.00**	**6.562**	**638**	**81.42**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	5	2,415,200	0.83	6.638	667	83.61
6.000 - 6.499	119	53,422,483	18.35	6.595	658	80.63
7.000 - 7.499	501	235,279,258	80.82	6.554	633	81.58
Total:	**625**	**291,116,941**	**100.00**	**6.562**	**638**	**81.42**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	141	47,422,599	14.07	7.340	638	83.17
12	120	45,912,191	13.63	6.977	651	82.21
24	615	213,101,311	63.24	6.737	638	83.06
36	77	30,470,507	9.04	6.465	642	81.73
60	1	43,920	0.01	13.125	N/A	90.00
Total:	**954**	**336,950,526**	**100.00**	**6.831**	**640**	**82.84**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading

Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786

ABS Banking

Sue Valenti	212-250-3455
Doug Nicholson	212-250-0865
Daniel Murray	212-250-0864

ABS Structuring

Bill Yeung	212-250-6893
Chris Sudol	212-250-0507

ABS Collateral

Steve Lumer	212-250-0115
Andrew McDermott	212-250-3978